Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Grove Biomedical LLC
282 Katonah Avenue #537
Katonah, NY 10536
onecanopy.com

Up to $617,994.00 in Class CF Units at $5.56
Minimum Target Amount: $9,996.88

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Grove Biomedical LLC
Address: 282 Katonah Avenue #537, Katonah, NY 10536
State of Incorporation: NY
Date Incorporated: April 24, 2020

Terms:

Equity

Offering Minimum: $9,996.88 | 1,798 shares of Class CF Units
Offering Maximum: $617,994.00 | 111,150 shares of Class CF Units
Type of Security Offered: Class CF Units
Purchase Price of Security Offered: $5.56
Minimum Investment Amount (per investor): $244.64

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based:

Friends and Family Early Birds

Invest $250 or more within the first 48 hours of the initial offering date and receive 30% bonus units

Super Early Bird Bonus

Invest $250 or more within the first week of the initial offering date and receive 20% bonus units

Early Bird Bonus

Invest $250 or more within the first two weeks of the initial offering date and receive 10% bonus units

Amount-Based:

$500+ | Tier 1

Invest $500+ and receive 25% off a Canopy respirator + 5% Bonus Units.

$1,000+ | Tier 2

Invest $1000+ and receive 50% off a Canopy respirator + 10% Bonus Units.

$2,500+ | Tier 3

Invest $2500+ and receive a free Canopy respirator + 10% Bonus Units.

$5,000+ | Tier 4

Invest $5000+ and receive two free Canopy respirators + 15% Bonus Units.

$10,000+ | Tier 5

Invest $10000+ and receive two free Canopy respirators, 20% Bonus Units, and a private meeting with Canopy's founders.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Grove Biomedical, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine members will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class CF Units at $5.56 / unit, you will receive 10 additional units of Class CF Units, meaning you'll own 110 units for $556. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned time-based or amount-based bonuses.

The Company and its Business

Company Overview

Grove Biomedical, LLC, D/B/A Canopy ("Canopy" or the "Company") is a limited liability company organized under the laws of the state of New York whose mission is to protect the world's well-being by creating sustainable products that increase comfort, safety, and performance. Founded in March 2020, in response to the mass shortage of N95 respirators at the onset of COVID-19, our team of scientists, industrial designers, and healthcare professionals from leading innovation centers came together to engineer a reusable, transparent respirator. Canopy was designed to meet the modern needs of healthcare and other frontline workers, as well as emergency preparedness and use by the general public.

The Company's business model through our multi-channel sales strategy focuses on top-down health-system contracts and government procurement, and bottom-up e-commerce / DTC sales. Our highly-efficient operating model ensures product and operational excellence through strategic partnerships with leading sales, mass-scale contract manufacturing, third-party logistics, and back-office service providers. These partnerships are structured primarily on a variable cost or commission basis, allowing Canopy to remain lean. Our profitable unit-economics yield strong contribution margins at all sales volumes, and our razor / razor-blade model allows for recurring revenue streams across customer segments.

The Company's Intellectual Property

The Company was granted a U.S. or international utility patent 10,945,469 B1 to Grove Biomedical LLC on March 16th, 2021, filed with the USPTO on July 21st, 2020. In addition to this, Grove Biomedical LLC has other IP that it has developed including the International PCT application and a class 9 and class 10 trademark for Canopy.

Related Business Entity

Our managing member company, Grove North Ventures, LLC, was founded in New York in 2017. Grove Biomedical, LLC d/b/a Canopy was formed as a wholly-owned subsidiary of Grove North Ventures, LLC in 2020. The managing member company is co-owned by the President and CEO of Canopy, solely managed by Canopy's President, and acts as a payroll entity for employees of Canopy. Grove North Ventures LLC makes capital contributions to Grove Biomedical LLC from time to time, and Grove Biomedical LLC transfers funds to Grove North Ventures LLC for paying salaried employees of Grove Biomedical LLC as the employer of record. Grove North Ventures does not take a fee for this service.

Competitors and Industry

Industry

The global market for respirators is projected to be over $8B by 2026, according to data from 360i. (1) NIOSH leadership published a report in November 2021 stating they polled 100 US hospitals, and the average hospital requested 4,000 reusable respirators for its staff. With 6,090 hospitals in the US, this equates to a potential market of 24.3M units. However, Canopy believes there are major opportunities beyond healthcare. In an effort to be better prepared for future pandemics, Canopy aims to partner with multiple government sectors for procurement contracts within the National Stockpile, DOD, as well as VA Hospital networks. We have also seen interest across sectors such as Education, Industrial, Construction, and Mining; as well as general DTC demand.

There is a clear need for an innovative reusable, transparent N95 respirator. Existing reusable respirators haven't been widely accepted because they are either uncomfortable, not breathable, imposing, difficult to communicate, wasteful and often encounter supply chain problems because they are made in China.

Canopy solves these issues: Highly durable extended-use filter, easy to clean. A transparent front facilitates communication. Manufactured in Vermont; 95% US supply chain. 98% waste reduction vs. disposables

In NIOSH and independent testing, Canopy exceeds federal N95 safety standards for filtration, breathability, and fit.

We've built the infrastructure to achieve scaling with an experienced team and relationships with some of the world's largest manufacturers.

Competitors

Canopy has several major competitors in the respirator market. These companies manufacture and distribute disposable and / or reusable respirators. Some of the top competitors in our industry include: 3M, Prestige Ameritech, MSA Safety, and Reusable Respirators, LLC. 3M is the industry leader and the Company's primary competition in the respirator industry. Prestige Ameritech also owns a significant market share in the hospital market for disposable respirators. Reusable Respirators, LLC is a direct competitor of similar size and development. 3M and MSA safety are publicly traded and have market capitalizations of $71B and $4.5B, respectively. Prestige Ameritech is privately held and partially owned by Premier Inc., a leading healthcare group purchasing organization with a $4.1B market capitalization. Reusable Respirators LLC is a wholly owned subsidiary of Applied Research Associates, a private government contractor. They have received over $6M in government funding to develop a reusable respirator for the healthcare market. Despite the present competitive landscape, the Canopy stands out in the reusable respirator industry because it makes the only reusable respirator that is transparent, and one of just two that were designed from the ground up for a healthcare use case. Further, the company's supply chain is almost entirely domestic, which mitigates global supply chain volatility.

Current Stage and Roadmap

Current Stage

With the $2.25M we have raised to date, Canopy has completed design, tooling, and validation testing, executed several production runs, signed multi-year agreements with some of the world's largest OEM medical device and filtration manufacturers, and begun working towards regulatory certification. Our supply chain and fulfillment infrastructure have begun fulfilling orders and our sales have nearly doubled year over year. Customers rate our product 4.83/5 stars). Further, we have won numerous innovation awards and were accepted into StartX, Stanford's affiliate start-up accelerator.

Future Roadmap

Our DTC channel is live, and we are focused on growing that channel through online marketing activities. We are pursuing opportunities to improve unit economics by driving down the cost of production. We are pursuing regulatory certification and expanding into the B2B market. Canopy needs approximately a year of ongoing production and sales activities to demonstrate consistent product manufacturing quality in order to submit for NIOSH certification. Woven within our initiatives includes maintaining B-Corp certification and establishing a robust charitable giving program.

The Team

Managers

Name: Joseph Rosenberg

Joseph Rosenberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and President
  Dates of Service: April, 2020 - Present
  Responsibilities: Responsible for strategy, corp development, Business Development

Other business experience in the past three years:

- **Employer:** Grove North Ventures LLC (the sole Manager of Grove Biomedical, LLC dba Canopy)
  Title: Managing Member
  Dates of Service: May, 2018 - Present
  Responsibilities: Manages the day-to-day operations of the business as well as directing the long-term business strategy

Other business experience in the past three years:

- **Employer:** Subject To Change Wine Company
  Title: Co-Founder
  Dates of Service: May, 2017 - April, 2020
  Responsibilities: Developed company strategic framework, brand, e-commerce capabilities, and raised seed capital.

Name: Kim Rosenberg

Kim Rosenberg's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and CEO
  Dates of Service: April, 2020 - Present
  Responsibilities: Executive leadership, fundraising, strategy and impact.

Other business experience in the past three years:

- **Employer:** Athene
  Title: Senior Vice President, Head of Pension Risk Transfer
  Dates of Service: April, 2020 - August, 2021
  Responsibilities: Responsible for management and growth of the Pension Risk Transfer business, helping corporations de-risk pension obligations, reducing financial volatility, and securing the retirement of their pensioners.

Other business experience in the past three years:

- **Employer:** Legal & General Retirement America
  Title: Vice President, Head of Distribution and Retirement Solutions
  Dates of Service: April, 2015 - April, 2020
  Responsibilities: Executive leadership role overseeing business development, marketing and strategy.

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class CF member units should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not

intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Class CF Member Units purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the units that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the units back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. There is a possibility that the Company could be acquired by an existing player in the Health Tech industry. However, that may never happen or it may happen at a price that results in you losing money on this investment. We are not engaged in any discussions regarding such an acquisition.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Class CF Member Units in the amount of up to $618,000 in this offering, and may close on any investments that are made subject only to the offering minimum of $9,996.88. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult

environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred unit financings in the future, which may reduce the value of your investment in Class CF Member Units. Interest on debt securities could increase costs and negatively impact operating results. Preferred units could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred units could be more advantageous to those investors than to the holders of Class CF Member Units. In addition, if we need to raise more equity capital from the sale of common equity, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per unit.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

The amount raised in this offering may include investments from company insiders or immediate family members
Officers, directors, executives, and existing owners with a controlling stake in the

company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for online capital formation.

Minority Holder; Securities with No Voting Rights
The Class CF Member Units that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The Company might not sell enough units in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the Class CF Member Units we are offering now, the Company will possibly need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at

a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Grove Biomedical LLC d/b/a Canopy was formed on April 24, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay distributions on any units once our management determine that we are financially able to do so. The Company has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay distributions to the holders of the units.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it’s because you think that Canopy is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough customers so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns two trademarks, one Internet domain name, and one utility patent. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is

possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product to businesses is dependent on the outside government regulation such as the FDA (Food and Drug Administration), NIOSH (National Institute for Occupational Safety and Health), OSHA (Occupational Safety and Health Administration) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell products and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our customers. Further, any significant disruption in service on onecanopy.com or in its computer systems could reduce the attractiveness of the company and result in a loss of revenue. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Shopify or any of our third party providers could harm our reputation and materially negatively impact our financial condition and business.

Our primary product is not yet certified by the National Institute for Occupational Safety and Health (NIOSH)
NIOSH certification is a requirement to utilize our type of product as part of an OSHA-compliant Respiratory Protection Program. This may limit the Company's ability to penetrate the B2B market.

Our business, results of operations, and financial condition may be impacted by the coronavirus (COVID-19) pandemic.
The ongoing and evolving coronavirus (COVID-19) outbreak, which was designated as a pandemic by the World Health Organization on March 11, 2020, continues to cause substantial disruption in international and U.S. economies and markets and global supply chains emanating from China. If repercussions of the outbreak continue, the could have a materially significant impact on our business. The Company's management cannot at this point estimate the impact of the outbreak on its business, and no provision for this outbreak is reflected in the accompanying financial statements.

Patent Infringement Claims May Disrupt Business
Third parties may assert that our business or technologies, or business processes, infringe or misappropriate their patent rights, or otherwise violate their rights, or that we are engaging in unfair competition or other illegal practices. We could be subject

to intellectual property infringement claims, or other claims for damages, as our product offerings expand in scope and complexity. Patent infringement and other intellectual property and damages claims, whether meritorious or not, are time-consuming and costly to resolve and could require expensive changes in our methods of doing business, could require us to enter into costly royalty or licensing agreements, or could require us to cease conducting or materially modify certain operations. We may be unsuccessful in defending against these claims, which could result in substantial damages, fines, or other penalties. Even unsuccessful claims could result in significant legal fees and other expenses, diversion of management's time and disruptions in our business. Any of these claims could also harm our reputation.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Member Name	Number of Securities Owned	Type of Security Owned	Percentage
Grove North Ventures LLC (co-owned by Joseph & Kim Rosenberg and Managed by Joseph Rosenberg))	794,084	Class A Units	100.0%
Grove North Ventures LLC (co-owned by Joseph & Kim Rosenberg and Managed by Joseph Rosenberg))	111,732	Convertible Note dated October 2021	

The Company's Securities

The Company has authorized Class A Units, Class B Units, Class CF Units, Convertible Note, Convertible Note dated October 2021, Grove North Ventures Convertible Note, and Chanel Holdings Convertible note. As part of the Regulation Crowdfunding raise, the Company will be offering up to 111,150 of Class CF Units.

Class A Units

The amount of security authorized is 905,816 with a total of 905,816 outstanding.

Voting Rights

The Class A units are held by our managing member and represent all of the voting authority of the Company. No other securities participate in voting or management."

Material Rights

For further information on material rights please see the Company's Second Amended and Restated Operating Agreement, attached to the Offering Memorandum as Exhibit F.

Class B Units

The amount of security authorized is 518,426 with a total of 518,426 outstanding.

Voting Rights

There are no voting rights associated with Class B Units.

Material Rights

The total amount outstanding includes 69,010 units to be issued pursuant to outstanding warrants

The total amount outstanding includes 32,138 units to be issued pursuant to options, reserved but unissued.

For further information on material rights please see the Company's Second Amended and Restated Operating Agreement, attached to the Offering Memorandum as Exhibit F.

This equity class represents profits-interest (carried interest) grants for key employees and advisors, excluding Kim and Joe Rosenberg. These units will convert to common shares upon C corp conversion. They begin receiving pari passu distributions after all invested capital has been returned. These units are also entitled to a share of proceeds from a liquidity event, subject to a certain distribution threshold.

Class CF Units

The amount of security authorized is 169,166 with a total of 58,016 outstanding.

Voting Rights

There are no voting rights associated with Class CF Units.

Material Rights

Please refer to the Company's Second Amended & Restated Operating Agreement attached to the Offering Memorandum as Exhibit F for further equity rights.

Class CF Units are fully vested non-voting units raised through a Regulation CF equity crowdfunding campaign.

Restrictions on Transferability. No Member may Transfer all or any part of such Member's Membership Units without the consent of the Manager, which consent may be given or withheld at the sole discretion of the Manager.

Drag Along Rights. Class A Members may require all other Members to transfer their Membership Units in a transaction that constitutes a bona fide sale and assignment of all of the Membership Units of the Company.

Right of First Refusal. A Member may not sell, transfer, exchange or assign the Offered Units without first giving the Class A Members a right of first refusal to acquire the Offered Units.

Distributions. The Company shall make distributions first to creditors of the Company, including Members who are creditors, to the extent permitted by law, in satisfaction of the liabilities of the Company, then to the Class A Members, in proportion to their Unrecovered Capital Contributions, if any, and the balance, if any, to the Members in accordance with their respective Percentage Interests.

Convertible Note

The security will convert into Equity and the terms of the Convertible Note are outlined below:

Amount outstanding: $550,000.00
Maturity Date: November 01, 2023
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $4,250,000.00
Conversion Trigger: Mandatory conversion upon $2.5MM equity financing; optional conversion upon any equity financing

Material Rights

CONVERTIBLE NOTES have a $4.25M valuation cap, 15% discount and bear 5% interest. Notes (including accrued interest) convert to equity upon raising $2.5M equity at the valuation cap, or at a 15% discount to the priced units, whichever is greater. The convertible note is held by Grove North Venture LLC, our managing member.

Convertible Note dated October 2021

The security will convert into Equity and the terms of the Convertible Note dated October 2021 are outlined below:

Amount outstanding: $400,000.00
Maturity Date: October 13, 2023
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $4,250,000.00
Conversion Trigger: Mandatory conversion upon $2.5MM equity financing; optional conversion upon any equity financing

Material Rights

CONVERTIBLE NOTES have a $4.25M valuation cap, 15% discount and bear 5% interest. Notes (including accrued interest) convert to equity upon raising $2.5M equity at the valuation cap, or at a 15% discount to the priced units, whichever is greater. The convertible note is held by Grove North Venture LLC, our managing member

Mandatory conversion upon $2.5MM equity financing; optional conversion upon any equity financing.

Grove North Ventures Convertible Note

The security will convert into Equity and the terms of the Grove North Ventures Convertible Note are outlined below:

Amount outstanding: $400,000.00
Maturity Date: October 13, 2023
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $425,000.00
Conversion Trigger: Mandatory conversion upon $2.5MM equity financing; optional conversion upon any equity financing

Material Rights

CONVERTIBLE NOTES have a $4.25M valuation cap, 15% discount and bear 5% interest. Notes (including accrued interest) convert to equity upon raising $2.5M equity at the valuation cap, or at a 15% discount to the priced units, whichever is greater.

Chanel Holdings Convertible note

The security will convert into Equity and the terms of the Chanel Holdings Convertible note are outlined below:

Amount outstanding: $300,000.00
Maturity Date: January 14, 2024
Interest Rate: 5.0%
Discount Rate: 15.0%
Valuation Cap: $4,250,000.00
Conversion Trigger: CONVERTIBLE NOTES have a $4.25M valuation cap, 15% discount and bear 5% interest. Notes (including accrued interest) convert to equity upon raising $2.5M equity at the valuation cap, or at a 15% discount to the priced units, whichever is greater.

Material Rights

CONVERTIBLE NOTES have a $4.25M valuation cap, 15% discount and bear 5% interest. Notes (including accrued interest) convert to equity upon raising $2.5M equity at the valuation cap, or at a 15% discount to the priced units, whichever is greater.

What it means to be a minority holder

As a minority holder of Class CF Member Units of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional units. In other words, when the company issues more units, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of units outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred units or warrants) into stock.

If the company decides to issue more units, an investor could experience value dilution, with each unit being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per unit (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Class CF Common Units
  Type of security sold: Equity
  Final amount sold: $325,469.00
  Number of Securities Sold: 58,016
  Use of proceeds: Seed funding, startup costs.
  Date: December 18, 2020
  Offering exemption relied upon: Regulation CF

- **Type of security sold:** Convertible Note
  Final amount sold: $550,000.00
  Use of proceeds: Startup costs, product development.
  Date: February 25, 2021
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $400,000.00
  Use of proceeds: Startup costs, product development
  Date: November 04, 2022
  Offering exemption relied upon: 506(b)

- **Name:** Class A Membership Units
  Type of security sold: Equity
  Final amount sold: $275,000.00
  Number of Securities Sold: 794,084
  Use of proceeds: Startup costs, R&D
  Date: July 20, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $400,000.00
  Use of proceeds: Inventory, working capital
  Date: October 13, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Convertible Note
  Final amount sold: $300,000.00
  Use of proceeds: Inventory, working capital
  Date: January 13, 2022
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

Revenue for fiscal year 2020 was $0 compared to $74,052 in fiscal year 2021.

We launched our first product at the end of 2020 and began recognizing revenue for sales in 2021. These sales were entirely e-commerce sales.

Cost of Goods Sold (COGS)

COGS for fiscal year 2020 was $0 compared to $36,263 in fiscal year 2021.

Since 2021 was the first year in which we had sales, it was also the first year we calculated Cost of Sales.

Gross margins

Gross margins for fiscal year 2020 were $0 compared to $37,789 in fiscal year 2021.

Since 2021 was the first year in which we had sales, it was also the first year we calculated gross margins.

Expenses

Operating expenses for fiscal year 2020 were $522,060 compared to $751,644 in fiscal year 2021.

The Company's operating expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, and research and development expenses. In 2021 our total expenses increased by $229,583, or 43%, compared to 2020. $90,848, or 39% of this increase, was due to depreciation expenses of capital investments. We also incurred additional expenses across every major category as we ramped up our business operations during the launch of our Canopy Hero Pro product. These expenses included increased professional fees for consulting and legal services, additional staff, and increased marketing expenses for product samples and paid media.

Historical results and cash flows:

The Company is currently in the production stage and revenue-generating. Revenue for Q1 through Q3 of 2022 was $46,418.28 compared to $24,286 for the same period in 2021, and $0 for the same period in 2020. Revenue for Fiscal Year 2021 was $74,052 compared to $0 in Fiscal Year 2020. Cost of Goods Sold (COGS) was $22,357.75 for Q1 through Q3 of 2022 compared to $14,022 for the same period in 2021, and $0 for the same period in 2020. COGS was $36,263 for Fiscal Year 2021 compared to $0 in Fiscal Year 2020. Gross Margins were $26,186.48 for Q1 through Q3 of 2022 compared to $10,264 for the same period in 2021, and $0 for the same period in 2020. Gross Margins were $37,263 for Fiscal year 2021 compared to $0 in Fiscal Year 2020. Operating Expenses for Q1 through Q3 of 2022 were $559,804.80 compared to $473,769 for the same period in 2021, and $276,866.49 for the same period in 2020. Operating Expenses for Fiscal Year 2021 were $751,644 compared to $522,060 in Fiscal

Year 2020.

We are of the opinion the historical cash flows will not be indicative of the revenue and cash flows expected for the future because we expect our upcoming marketing efforts to drive incremental revenue and greater economies of scale to drive down our cost of goods. We also anticipate our ongoing operating expenses to be significantly less than our past investments in research and development to bring our product to market. Past cash was primarily generated through the issuance of convertible debt and equity investments. Our goal is to generate approximately $500,000 of revenue from our initial inventory sale and to use the contribution margin from those sales to fund subsequent inventory purchases.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of December 2022, the Company has capital resources available in the form of a $75,000 line of credit from Factor.io, approximately $40,000 cash on hand, and approximately $60,000 worth of inventory.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are critical to our Company operations. These funds are required to support the purchase of additional inventory, marketing activities to generate the sale of such inventory, and ongoing overhead expenses to support company operations while we sell through this inventory.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are necessary to the viability of the Company. Of our total cash on hand, 82% will be made up of funds raised from the crowdfunding campaign, if we raise the maximum offering amount.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

The current monthly burn rate is approximately $6,000 per month, nearly all of which is for General and Administrative expenses. Specifically:

Accounting & tax preparation - $1,850

Software & subscriptions - $1,200

Insurance - $550

Consulting - $2,000

Miscellaneous - $400

The Company has experienced this burn rate since August 2022. We expect this rate to continue for the foreseeable future, however, it would increase by approximately $20,000 per month to onboard three additional employees which we plan to hire over time to meet growing demand.

If the Company raises the minimum offering amount of $9,996.88 we anticipate the Company will be able to operate for 6 months. This is based on a current monthly burn rate of $6,000 for expenses related to company overhead, including software subscriptions such as our Shopify website, and bookkeeping, accounting and third-party logistics services.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate indefinitely. This is based on a current monthly burn rate of $6,000 for expenses related to Company overhead including software subscriptions such as our Shopify website, and bookkeeping, accounting and third party logistics services. We anticipate achieving positive cash flow based on the proceeds of raising the maximum funding amount.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

Currently, the Company has contemplated additional future sources of capital including a rewards crowdfunding campaign as a launch partner of the new rewards crowdfunding platform Kolossal, as well as funding through their partnership with the Start100 Fund.

Indebtedness

The Company does not have any material terms of indebtedness.

Related Party Transactions

- **Name of Entity:** Grove North Ventures LLC

Names of 20% owners: Kimberlee Rosenberg, Joseph Rosenberg
Relationship to Company: 20%+ Owner
Nature / amount of interest in the transaction: In October 2021, the Company issued a convertible note totaling $400,000 to Grove North Ventures LLC, the managing member of Grove Biomedical LLC. The terms of the transaction also included warrants to purchase up to 20,833 membership units at a price of $3.84 per unit for the five years following the issuance of the convertible note.
Material Terms: CONVERTIBLE NOTES have a $4.25M valuation cap, 15% discount and bear 5% interest. Notes (including accrued interest) convert to equity upon raising $2.5M equity at the valuation cap, or at a 15% discount to the priced units, whichever is greater. Mandatory conversion upon $2.5MM equity financing; optional conversion upon any equity financing .

Valuation

Pre-Money Valuation: $10,003,996.80

Valuation Details:

We arrived at this valuation based on several factors including but not limited to the amount of capital invested to date, the size of the addressable market in which we operate, and the demonstrated traction across key metrics including product validation, production readiness, paying customer feedback, and IP protection.

Industry & Lanscape

To date, the Company has received investments of over $2.25M. The addressable market is estimated by the Company to be $12B. Our primary product has been validated to exceed all relevant federal safety standards in both private and federal government (NIOSH) lab testing.

Intellectual Property & Current Stage

We have been granted a utility patent by the USPTO on our device's novel technology. Our product is in production and we have completely refined our supply chain. We have been fulfilling orders to over 300 paying DTC customers and our first hospital customer with a $65,000 purchase order. Our average customer review is 4.8 out of 5 stars.

Management's Experience & Prior Successes

Kimberlee and Joe Rosenberg have combined over three decades of experience working at leading technology and finance companies as well as founding two startups together. Kim and Joe's full bios are below:

KIM: Prior to Canopy, Kim led Apollo Global Management's $20B high-growth Pension Risk Transfer (PRT) business for its insurance unit, Athene. Kim had P&L accountability and oversight of all key functions. During her tenure, Kim took the business to number one in the market, writing a record $5.5B of new business in 2020. Kim structured and closed several landmark transactions, including with GE ($2B) and JCPenney ($3.2B). Kim also sat on the board of the women's Employee Resource Group (ERG) as a Diversity, Equity & Inclusion leader, and as a sponsor of underrepresented talent. Prior to joining Athene, Kim was one of four founders of $1.2 trillion asset manager Legal and General Group's US PRT business where she served as Head of Distribution since its 2015 market launch. Kim led sales, marketing, client solutions, business strategy, and leadership development growing the business to nearly $4 billion in assets and 50 employees within five years. She previously served as Deputy Head of Distribution for Legal & General Investment Management America business where she worked with corporate pension and insurance clients to implement liability-driven investment and fixed-income strategies. Her leadership contributed to nearly $50B of asset growth during her tenure. Prior to Legal & General, Kim started her career at MBIA Asset Management. Her final role was as a Director where she led the development of pension de-risking strategies and insurance solutions for institutional clients. Prior she helped guide MBIA through the financial crisis, then pivot the business to a retirement solutions platform. Pre-financial crisis she led asset/liability risk management for a $30B bespoke lending business. Kim holds a Bachelor of Business Administration in public accounting and an honors degree from the Pforzheimer Honors College at Pace University where she graduated magna cum laude. She also holds a Master of Business Administration from Marist College.

JOE: From 2010-2018, Joe was a founding team member of Google Shopping Actions, the company's expansion into the verticalized search for retail. He focused on partnership development and management with the country's largest retailers and fintech providers to implement shared omni-channel distribution strategies in an effort to mitigate Amazon's market dominance. Joe has an uncanny ability to inspire and motivate partners, clients, and team members alike with his cutting-edge ideas and approaches to business development, and implementing change at large institutions. Joe has structured first-of-their-kind partnership deals between Google and organizations in both the retail and financial services industries, including negotiating agreements impacting more than $1B of Google e-commerce transaction volume. Joe left Google in 2018 to pursue entrepreneurial endeavors. He is the co-founder of Subject to Change Wine Company, a globally distributed natural winery based in California. He earned a BA with honors from the Gallatin School at NYU in 2010.

Fully-Diluted Equity Calculation

1,799,280 fully-diluted units currently outstanding multiplied by the $5.56 price per unit equals a pre-money valuation of $10,003,996.80.

Conclusion

Based on its own analysis of the above factors, the Company believes its pre-money valuation is both reasonable and accurate.

Disclaimers

The Company set its valuation internally, without a formal-third party independent evaluation.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed all outstanding options issued, warrants, and other securities with a right to acquire units are exercised.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $1,650,000.00 in Convertible Notes outstanding.

The pre-money valuation also does not take into account options reserved but unissued by the Company for its incentive program. The Company currently has 32,138 units reserved but unissued.

Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities that may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,996.88 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Working Capital*
  94.5%
  The company will use proceeds for ongoing overhead to receive ship orders. This includes e-commerce software, insurance and third party logistics.

If we raise the over allotment amount of $617,994.00, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  5.5%

- *Marketing*
  18.69%
  We will use 18.69% of the funds raised for marketing activities, specifically paid digital media.

- *Inventory*
  32.71%
  We will use 32.71% of the funds raised to purchase inventory for our Canopy Hero Pro product to have sufficient inventory in advance of launching our consumer marketing initiatives.

- *Company Employment*
  9.35%
  We will use 9.35% of the funds to pay the salary of our Head of Operations.
- *Working Capital*
  33.75%
  We will use 33.75% of the funds for working capital to cover expenses of ongoing day-to-day operations of the Company including our bookkeeping vendor, our third party logistics vendor, 18 months of operating runway, plus cash reserves.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at onecanopy.com (onecanopy.com/annual-report).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/canopy

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Grove Biomedical LLC

[See attached]

Grove Biomedical LLC

(a New York Limited Liability Company)

Unaudited Consolidated Financial Statements

Period of April 24, 2020 (inception) through

December 31, 2020

Reviewed by:

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Grove Biomedical LLC

Table of Contents

TaxDrop
CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

April 9, 2021

To: Board of Directors of Grove Biomedical LLC
Attn: Joseph Rosenberg, CEO

Re: 2020 Financial Statement Review
Grove Biomedical LLC

We have reviewed the accompanying financial statements of Grove Biomedical LLC (the "Company"), which comprise the balance sheet as of December 31, 2020 and the related statements of income, equity, and cash flows for the period of April 24, 2020 (inception) through December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Grove Biomedical LLC for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

GROVE BIOMEDICAL LLC
BALANCE SHEET
As of December 31, 2020
(Unaudited)

		2020
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	126,035
Inventory		34,079
TOTAL CURRENT ASSETS		**160,114**
FIXED ASSETS		
Property and equipment		129,580
Accumulated depreciation		-
TOTAL FIXED ASSETS		**129,580**
TOTAL NON-CURRENT ASSETS		**129,580**
TOTAL ASSETS	**$**	**289,694**
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Deferred Revenue		254
Accrued Expenses		46,079
Accounts Payable		14,306
Accrued Interest		625
Loans from members		129,550
TOTAL CURRENT LIABILITIES		**190,813**
LONG-TERM LIABILITIES		
Discount on Convertible Notes		(50,000)
Convertible Notes		150,000
Loans from members		196,566
TOTAL LONG TERM LIABILITIES		**296,566**
TOTAL LIABILITIES		**487,379**
MEMBERS' CAPITAL		
Class A units		275,000
Class B Units		
Additional Paid in Capital - Warrants		50,000
Accumulated deficit		(522,685)
TOTAL MEMBERS' CAPITAL		**(197,685)**
TOTAL LIABILITIES AND MEMBERS' CAPITAL	**$**	**289,694**

GROVE BIOMEDICAL LLC
STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020
(Unaudited)

		2020
SALES		
Sales		-
TOTAL SALES	**$**	**-**
COST OF SALES		-
GROSS PROFIT (LOSS)	**$**	**-**
OPERATING EXPENSES		
General & administrative		93,901
Contractors and Payroll		249,272
Research & development		39,550
Sales & marketing		33,286
Professional fees		106,052
TOTAL OPERATING EXPENSES		**522,060**
INCOME (LOSS) FROM OPERATIONS		**(522,060)**
Interest Expense		**(625)**
NET INCOME (LOSS)	**$**	**(522,685)**

The accompanying notes are an integral part of these financial statements.

GROVE BIOMEDICAL LLC
STATEMENT OF MEMBER'S CAPITAL
For Year Ending December 31, 2020
(Unaudited)

	Member's Units	Additional Paid-in Capital Warrants	Accumulated Deficit	Total Member's Capital
Balance as of April 24, 2020	$0	$0	$0	**$0**
Member Contributions	275,000	50,000	0	**325,000**
Net Income (Loss)	0	0	(522,685)	**(522,685)**
Balance as of December 31, 2020	**$275,000**	**$50,000**	**($522,685)**	**($197,685)**

The accompanying notes are an integral part of these financial statements.

GROVE BIOMEDICAL LLC
STATEMENT OF CASH FLOWS
For Year Ending December 31, 2020
(Unaudited)

	2020
Cash Flow from Operating Activities	
Net income (loss)	**($522,685)**
Add back: Interest expense	625
Adjustments to reconcile net profit to net cash provided by operations:	
(Increase) / decrease in inventory	(34,079)
(Increase) / decrease in property & equipment	(129,580)
Increase / (decrease) in deferred revenue	254
Increase / (decrease) in accrued expenses	46,079
Increase / (decrease) in accounts payable	14,306
Net cash used in operating activities	**(625,081)**
Cash Flow from Investing Activities	
Increase in convertible notes payable	150,000
Increase in discount on convertible notes payable	(50,000)
Increase in loans from members	326,116
Net change in cash from investing activities	**426,116**
Cash Flow from Financing Activities	
Warrants Issued	50,000
Members' contributions	275,000
Net change in cash from financing activities	**325,000**
Net change in cash and cash equivalents	**126,035**
Cash and cash equivalents at beginning of period	0
Cash and cash equivalents at end of period	**$126,035**

GROVE BIOMEDICAL LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2020

NOTE 1 – NATURE OF OPERATIONS

Grove Biomedical LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in New York on April 24, 2020. The Company provides reusable N95-style respirators. The Company's headquarters are in Waccabuc, New York. The company began operations in 2020.

Since inception, the Company has relied on the issuance of notes to related parties (see Note 5), the issuance of convertible notes (see Note 6), and the issuance of membership units (see Note 8). The Company has a limited operating history. These matters raise substantial concern about the Company's ability to continue as a going concern (see Note 10). During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 11), the issuance of convertible notes (see Note 11), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2020, the Company had $126,035 of cash on hand.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is 5 years for the molding tools.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2020.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with ASC 718, *Compensation-Stock Compensation* ("ASC 718"). ASC 718 requires all stock-based payments to employees and directors, including grants of restricted stock units and stock option awards, to be recognized as expense in the statements of operations based on their grant date fair values. Grants of restricted stock units and stock option awards to other service providers, referred to as non-employees, are measured based on the grant-date fair value of the award and expensed in the Company's statement of operations over the vesting period.

Income Taxes

The Company is a limited liability company. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

Revenue Recognition

Effective January 1, 2019, the Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Prior to the adoption of ASC 606, we recognized revenue when persuasive evidence of an arrangement existed, delivery of products had occurred, the sales price was fixed or determinable and collectability was reasonably assured. The Company generates revenues by selling reusable N-95-style respirators. The Company's payments are generally collected upfront. For the period ending December 31, 2020 the Company recognized $254 in revenue.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2020, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In August 2018, amendments to existing accounting guidance were issued through Accounting Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORY

Inventory consisted of the following as of December 31:

		2020
Inventory, net	$	34,079

NOTE 4 – FIXED ASSETS

Fixed assets consist of molding tools. As of December 31, 2020, the Company had $129,580 in fixed assets. The fixed assets were comprised of molding and tooling equipment that had not yet been placed into service as of December 31, 2020, and thus has not yet met the requirements for depreciation.

NOTE 5 – NOTES FROM RELATED PARTIES

In September 2020, the Company issued a promissory note totaling $225,000 to a member. The note has an interest rate of 8.55% and a maturity date of September 3, 2023. The note is unsecured. The balance of the note is $196,566 as of December 31, 2020.

In December 2020, the Company issued a promissory note totaling $129,550 to a member. The note has an interest rate of 7% and a maturity date of December 6, 2021. The note is unsecured.

The following table shows the future maturities of the notes:

Year Ending December 31,			
	2021	$	129,550
	2022		0
	2023		196,566
Total		$	326,116

NOTE 6 – CONVERTIBLE NOTES

In December 2020, the Company issued $150,000 of 5% unsecured convertible notes (the "2020 Notes") due December 10, 2022. The 2020 Notes are unsecured. The 2020 Notes are due on the Maturity Date with accrued interest if the 2020 Notes do not convert prior to the maturity date.

The 2020 Notes are automatically convertible into common stock on the completion of an equity offering of $2,500,000 or more ("Qualified Financing"). The conversion price is the lesser of 85% of the price per unit of equity received by the Company in a Qualified Financing or the price per share equal to the quotient of $4,250,000 divided by the fully-diluted capitalization of the Company assuming conversion or exercise of all of the Company's outstanding convertible or exercisable securities, but excluding convertible notes.

The 2020 Notes came with an attached warrant for future right to purchase up to 19,430 units. The warrant has not been exercised and expires on December 10, 2022. At the time of issuance, the Company's fair value per unit was approximately $3.86 per unit. The discount on convertible notes payable of $50,000 as of December 31, 2020 will be amortized over the life of the convertible note through the maturity date.

NOTE 7 – INCOME TAXES

The Company intends to file its income tax return for the year ending December 31, 2020 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 8 – MEMBERS' CAPITAL

The Company has the following types of membership units:

Class A Units

The Company has Class A membership units ("Class A Units") that are responsible for appointing the manager of the Company. The manager is authorized to make all management decisions on behalf of the members. As of December 31, 2020, the Company had issued 794,084 Class A Units.

Class B Units

The Company has Class B membership units ("Class B Units") that are intended to represent profit interests. The Class B Units are issued as compensation for services provided, or to be provided to the Company by employees, managers, consultants, independent contractors, and/or advisors. Members holding Class B Units receive a share of the profits, but do not assume a share of the management of the Company. Class B Units vest over a period agreed to at the time of the grant. When the Company issues Class B Units the number of units issued is taken out of the outstanding Class A Units. As of December 31, 2020, the Company had issued 211,416 Class B Units, 6,208 of which had vested as of December 31, 2020. The Class B Units vest either on a time-based schedule, or an activity-based schedule, 131,218 based on time, and 85,000 based on activities. The following table shows the vesting of the time-based units of the following years.

Year Ended December 31,	**Units Vested**
2021	61,208
2022	45,041
2023	9,167
2024	4,792

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 10 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2020. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 11 – SUBSEQUENT EVENTS

Issuance of Membership Units

In January 2021, the Company issued 4,802 Class B Units to advisors and consultants. The Class B Units vest on issuance.

Issuance of Convertible Notes

In February 2021, the Company issued $350,000 of 5% unsecured convertible notes (the "2021 Notes") due December 31, 2022. The 2021 Notes are unsecured. The 2021 Notes are due on the Maturity Date with accrued interest if the 2021 Notes do not convert prior to the maturity date.

The 2021 Notes are automatically convertible into common stock on the completion of a Qualified Financing. The conversion price is the lesser of 85% of the price per unit of equity received by the Company in a Qualified Financing or the price per share equal to the quotient of $4,250,000 divided by the fully-diluted capitalization of the Company assuming conversion or exercise of all of the Company's outstanding convertible or exercisable securities, but excluding convertible notes.

The purchaser of the Note of $250,000 was entitled to receive a warrant for future purchase of 13,020 units of the Company. No warrants to date have been exercised.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity ("SAFEs"). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through April 9, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

Grove Biomedical LLC

(a New York Limited Liability Company)

Unaudited Financial Statements

Period of January 1, 2021

to December 31, 2021

Reviewed by:

TaxDrop

TaxDrop LLC

A New Jersey CPA Company

Financial Statements

Grove Biomedical Inc.

Table of Contents

TaxDrop
CPA & Advisor

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

September 9, 2022

To: Board of Directors of Grove Biomedical Inc.
Attn: Joe Rosenberg, CEO

Re: 2021 Financial Statement Review

We have reviewed the accompanying financial statements of Grove Biomedical Inc. (the "Company"), which comprise the balance sheet as of December 31, 2021 and the related statements of income, equity, and cash flows for the period of January 1, 2021 to December 31, 2021, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Grove Biomedical Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

TaxDrop

TaxDrop LLC
A New Jersey CPA Company

GROVE BIOMEDICAL LLC
BALANCE SHEET
As of December 31, 2021
(Unaudited)

		2021
ASSETS		
Current Assets		
Cash and cash equivalents	$	211,630
Inventory		214,765
Prepaid expenses		15,793
Member interests receivable		4,662
Total Current Assets		**446,850**
Property and Equipment		
Tooling and molds		273,901
Accumulated Depreciation		(90,484)
Total Property and Equipment		**183,417**
Total Assets	**$**	**630,267**
LIABILITIES AND MEMBERS' CAPITAL		
Current Liabilities		
Accounts payable	$	11,277
Accrued expenses		34,761
Deferred revenue		4,853
Loans from members		-
Total Current Liabilities		**50,891**
Long-Term Liabilities		
Discounts on convertible notes		(182,500)
Convertible notes		1,250,000
Loans from members		-
Accrued interest		34,375
Total Long-Term Liabilities		**1,101,875**
Total Liabilities		**1,152,766**
Members' Capital		
Class A Units		275,000
Class B Units		-
Class CF Units		331,979
Additional Paid in Capital - Warrants		240,000
Accumulated deficit		(1,369,478)
Total Members' Capital		**(522,499)**
Total Liabilities and Members' Capital	**$**	**630,267**

The accompanying footnotes are an integral part of this financial statement.

GROVE BIOMEDICAL LLC
INCOME STATEMENT
For the Year Ended December 31, 2021
(Unaudited)

		2021
Product sales	$	74,052
Cost of goods sold		36,263
Gross Profit		**37,789**
Operating Expenses		
General and administrative		126,606
Contractors and payroll		18,847
Research and development		143,719
Sales and marketing		98,718
Professional fess		273,270
Depreciation		90,484
Total Operating Expenses		**751,644**
Other Income (Expense)		
Other income		20,000
Interest expense		(117,623)
Capital raise expense		(35,315)
Total Other Income (Expense)		**(132,938)**
Net Income (Loss)	**$**	**(846,793)**

The accompanying footnotes are an integral part of this financial statement.

GROVE BIOMEDICAL LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
For the Year Ended December 31, 2021
(Unaudited)

	Member's Units					
	Class A	Class B	Class CF	Additional Paid-in Capital Warrants	Accumulated Deficit	Total Member's Capital
Balance as of December 31, 2020	$ 275,000	$ -	$ -	$ 50,000	$ (522,685)	**$ (197,685)**
Member Units issued	-	-	331,979	190,000	-	**521,979**
Net Income (Loss)	-	-	-	-	(846,793)	**(846,793)**
Balance as of December 31, 2021	**$ 275,000**	**$ -**	**$ 331,979**	**$ 240,000**	**$ (1,369,478)**	**$ (522,499)**

The accompanying footnotes are an integral part of this financial statement.

GROVE BIOMEDICAL LLC
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2021
(Unaudited)

		2021
Cash Flows from Operating Activities		
Net Income (Loss)	**$**	**(846,793)**
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation		90,484
Changes in operating assets and liabilities:		
Inventory		(180,686)
Prepaid expenses		(15,793)
Accounts payable		(3,028)
Accrued expenses		(11,318)
Deferred revenue		4,599
Accrued interest		33,750
Net cash provided by (used in) operating activities		**(928,785)**
Cash Flows from Investing Activities		
Purchase of tooling and machinery		(144,321)
Net cash used in investing activities		**(144,321)**
Cash Flows from Financing Activities		
Proceeds from issuance of convertible notes		1,100,000
Discount on convertible notes payable		(132,500)
Repayments on loans from members		(326,116)
Proceeds from member units issued		327,317
Proceeds warrants issued		190,000
Net cash used in financing activities		**1,158,701**
Net change in cash and cash equivalents		**85,595**
Cash and cash equivalents at beginning of period		126,035
Cash and cash equivalents at end of period	**$**	**211,630**

The accompanying footnotes are an integral part of this financial statement.

GROVE BIOMEDICAL LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

NOTE 1 – NATURE OF OPERATIONS

Grove Biomedical LLC (which may be referred to as the "Company", "we," "us," or "our") was registered in New York on April 24, 2020. The Company provides reusable N95-style respirators. The Company's headquarters are in Waccabuc, New York. The company began operations in 2020.

Since inception, the Company has relied on the issuance of notes to related parties, the issuance of convertible notes , and the issuance of membership units. The Company has a limited operating history. During the next twelve months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 9), the issuance of convertible notes (see Note 9), and funds from revenue producing activities, if and when such can be realized. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). Any reference in these notes to applicable guidance is meant to refer to U.S. GAAP as found in the Accounting Standards Codification ("ASC") and Accounting Standards Updates ("ASU") of the Financial Accounting Standards Board ("FASB").

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include valuation of provision for refunds and chargebacks, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account.

Fixed Assets

Fixed assets are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are charged to expense. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which is 3 years for the molding tools.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. Based on this assessment there was no impairment for December 31, 2021.

Fair Value Measurements

Generally accepted accounting principles define fair value as the price that would be received to sell an asset or be paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price) and such principles also establish a fair value hierarchy that prioritizes the inputs used to measure fair value using the following definitions (from highest to lowest priority):

- Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.
- Level 2 – Observable inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data by correlation or other means.
- Level 3 – Prices or valuation techniques requiring inputs that are both significant to the fair value measurement and unobservable.

There were no assets or liabilities requiring fair value measurement as of December 31, 2021.

Stock-Based Compensation

The Company accounts for its stock-based compensation awards in accordance with ASC 718, *Compensation-Stock Compensation* (“ASC 718”). ASC 718 requires all stock-based payments to employees and directors, including grants of restricted stock units and stock option awards, to be recognized as expense in the statements of operations based on their grant date fair values. Grants of restricted stock units and stock option awards to other service providers, referred to as non-employees, are measured based on the grant-date fair value of the award and expensed in the Company’s statement of operations over the vesting period.

Income Taxes

The Company is a limited liability company and has elected to be taxed as a partnership. Accordingly, under the Internal Revenue Code, all taxable income or loss flows through to its members. Therefore, no provision for income tax has been recorded in the statements. Income from the Company is reported and taxed to members on their individual tax returns.

The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company’s financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company’s evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company’s financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company intends to file its income tax return for the year ending December 31, 2021 by the due date set by the Internal Revenue Service. The return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Revenue Recognition

The Company generates revenues by selling reusable N-95-style respirators. The Company's payments are generally collected upfront. Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. Deferred revenue represents payments received for products that have not been shipped as of year-end. The Company expects these performance obligations to be met in the next 12 months and is therefore included as a current liability.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment within 30 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. As of December 31, 2021, the company had no accounts receivable.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company's estimate of the allowance for doubtful accounts will change.

Advertising

The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements

In February 2016, FASB issued Accounting Standards Update ("ASU") No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our financial statements.

NOTE 3 – INVENTORY

Inventory consisted of the following as of December 31, 2021:

Purchase Order Deposits	$	151,303
Raw Materials		56,677

GROVE BIOMEDICAL LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

Finished Goods	6,785
	$ 214,765

NOTE 4 – NOTES FROM RELATED PARTIES

In September 2020, the Company issued a promissory note totaling $225,000 to a member. The note has an interest rate of 8.55% and a maturity date of September 3, 2023. The note is unsecured.

In December 2020, the Company issued a promissory note totaling $129,550 to a member. The note has an interest rate of 7% and a maturity date of December 6, 2021. The note is unsecured.

As of December 31, 2021 both notes due to members were paid off in full, including accrued interest.

In October 2021, the Company issued an unsecured convertible note to a member. See Note 5 for additional information.

NOTE 5 – CONVERTIBLE NOTES

In December 2020, the Company issued a 5% unsecured convertible note due two years after origination. The note is automatically convertible into common stock on the completion of an equity offering of $2,500,000 or more ("Qualified Financing"). The conversion price is the lesser of 85% of the price per unit of equity received by the Company in a Qualified Financing or the price per share equal to the quotient of $4,250,000 divided by the fully-diluted capitalization of the Company assuming conversion or exercise of all of the Company's outstanding convertible or exercisable securities, but excluding convertible notes.

The note came with an attached warrant for future rights to purchase equal to the note amount times 50% divided by $3.86. The warrants have not been exercised and expire two years after the note origination date. At the time of issuance, the Company's fair value per unit was approximately $3.86 per unit. The discount on convertible notes payable of will be amortized over the life of the convertible note.

In 2021, the Company issued additional 5% unsecured convertible notes with similar terms (2021 Notes). The 2021 Notes over $100,000 came with an attached warrant for future rights to purchase equal to the note amount times 20% divided $3.86. The warrants have not been exercised and expire five years after the note origination date. At the time of issuance, the Company's fair value per unit was approximately $3.86 per unit. The discount on convertible notes payable of will be amortized over the life of the convertible note.

A schedule of notes is as follows:

	Amount	Origination Date	Maturity Date	Warrants	Warrant Expiration Date
	$ 150,000	December 10, 2020	December 10, 2022	19,430	December 10, 2022
	$ 250,000	February 14, 2021	February 14, 2023	13,020	December 31, 2022
	$ 50,000	February 26, 2021	February 26, 2023	0	N/A
	$ 50,000	February 28, 2021	February 28, 2023	0	N/A
	$ 50,000	April 12, 2021	April 12, 2021	0	N/A
*	$ 400,000	October 13, 2021	November 1, 2023	20,726	October 12, 2026
	$ 200,000	October 13, 2021	November 1, 2023	10,363	October 12, 2026
	$ 100,000	October 13, 2021	November 1, 2023	5,182	October 12, 2026

* Related party, Company member

NOTE 6 – MEMBERS' CAPITAL

GROVE BIOMEDICAL LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

The Company has the following types of membership units:

Class A Units

The Company has Class A membership units ("Class A Units") that are responsible for appointing the manager of the Company. The manager is authorized to make all management decisions on behalf of the members. As of December 31, 2021, the Company had issued 794,084 Class A Units.

Class B Units

The Company has Class B membership units ("Class B Units") that are intended to represent profit interests. The Class B Units are issued as compensation for services provided, or to be provided to the Company by employees, managers, consultants, independent contractors, and/or advisors. Members holding Class B Units receive a share of the profits, but do not assume a share of the management of the Company. Class B Units vest over a period agreed to at the time of the grant. As of December 31, 2021, the Company had issued 299,534 Class B Units, 125,592 of which had vested as of December 31, 2021. The remaining units vest either on a time-based schedule, or an activity-based schedule, 163,942 based on time, and 10,000 based on activities. The following table shows the vesting of the time-based units of the following years.

Years Ending December 31,	Units Vested
2022	85,161
2023	53,459
2024	17,153
2025	4,792
2026	812

Class CF Units

During 2021 the Company completed a crowd funding raise of Crowd Interests Purchase Agreements (Crowd IPA). The Campaign closed July 2021 and the final securities were issued March 15, 2022.

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Litigation

The Company is not currently involved with and does not know of any pending or threatening litigation against the Company.

COVID-19

In January 2020, the World Health Organization has declared the outbreak of a novel coronavirus (COVID-19) as a "Public Health Emergency of International Concern," which continues to spread throughout the world and has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus outbreak and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the coronavirus outbreak. Nevertheless, the outbreak presents uncertainty and risk with respect to the Company, its performance, and its financial results.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company has operated at a loss since inception. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve

GROVE BIOMEDICAL LLC
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2021

profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Issuance of Class B Units

As of the date of management's evaluation, the Company has issued an additional 117,744 Class B units.

Issuance of Convertible Notes

As of the date of management's evaluation, the Company has issued a total of $400,000 of unsecured 5% convertible notes that mature November 1, 2023.

Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to $535,000 in Crowd IPAs. The Company is attempting to raise a minimum amount of $25,000 in this offering. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through StartEngine. StartEngine will be entitled to receive a 5.5% commission fee and 3% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through September 9, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

Canopy is not live or open to the public at this moment.

Next-Generation, Reusable Respirators

INVEST IN CANOPY TODAY!

Canopy is an in-market occupational safety company focused on sustainable solutions that protect the world's well-being. Our team of scientists, industrial designers, and healthcare industry professionals came together to design a solution for our frontline workers and ...

Show more

This Reg CF offering is made available through StartEngine Capital, LLC. This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.


CANOPY

$0.00 Raised

REASONS TO INVEST

- Canopy is creating the next generation of protective respirator masks for the world's 59 million healthcare workers, and individuals seeking an alternative to disposable N95s. The company is well-positioned to capture a meaningful share of the market for N95s, which is expected to reach $5.7B by 2030.*

- In October 2022, the Biden administration announced the National Biodefense Strategy & Implementation Plan, which highlighted the need to "invest in and incentivize innovations in PPE design, novel material development, advanced manufacturing, and reusable technology capabilities" for domestic PPE production & supply. With early traction and Canopy's production capabilities already in place, the company views this as national-level evidence of future market opportunity.**

- The Canopy team brings together leading angel investors, entrepreneurs, scientists, engineers, designers, clinicians, hospital administrators. Canopy's founders were also recently accepted into the Fall 2021 cohort of StartX, the network for the top 10% of Stanford's startups.

*Information provided by the National Library of Medicine, Grand View Research, and The Synergist (source, source, source)
**For more info about the National Biodefense Strategy & Implementation Plan, visit WhiteHouse.gov (source)
**Quote referenced can be found on page 29, section 3.3.2 (source)

Providing Professionals & Consumers With the Next Generation of High Performance PPE

When protecting ourselves and the people we love from fast-spreading illness, wildfire smoke, and poor air quality, respirator masks are a valuable resource. Yet, in 2020, Canopy was founded on the premise that **existing respirator options were in need of innovation**.


Protecting the world's well-being.
The supremely comfortable, transparent respirator.
CANOPY

In an effort to create something better – and ultimately more sustainable – our team of Johns Hopkins-trained biomedical engineers and former Nike industrial designers has developed **a new kind of reusable respirator mask**. Canopy's sophisticated design combines patented filter technology, with a patient-friendly, anti-fog, transparent front, and is able to be produced on a mass-scale for rapid distribution and deployment.


CANOPY PATENTED FILTER / LENS
Combo transparent, no-fog, scratch-resistant lens and high performance filter exceeds N95 standards.
FORM-FITTING SEAL
Hugs your face with platinum-cured silicone for non-irritation comfort.
THOUGHT-OF-EVERYTHING HERO HARNESS
Built in "Splash guards", no-touch silicone tubes, and face shield compatibility.
EASY TO DON AND DOFF
Can be disinfected in 60 seconds with a common wipe.

THE PROBLEM & OUR SOLUTION

Reimagining Frontline Protection to Reduce Waste & Improve Safety, Sustainability and Emergency Preparedness

Each day, healthcare professionals and frontline workers require personal protective equipment (PPE) in order to safeguard themselves while serving others. Disposable N95 respirators are considered the standard, yet their design presents many challenges in terms of comfort, communication, and breathability. These devices create **over 7,200 tons of landfill waste each day**. Additionally, the United States is still not equipped to prevent another PPE shortage.*

*USG has solicited proposals to preserve domestic industrial base capacity to surge to 100M disposable N95s/mo. The issue is that in a pandemic, demand is between 540M and 1.2B per month, for healthcare alone.

A more sustainable alternative is needed, and the Biden administration agrees. In October 2022, **the National Biodefense Strategy & Implementation Plan** was announced to address pandemic preparedness capabilities. One of the plan's pillars includes the push to "**invest in and incentivize innovations in PPE design**, novel material development, advanced manufacturing, and reusable technology capabilities that result in steady state and surge capacities for domestic production of PPE with resilient supply chains and enhanced effectiveness, usability, comfort, affordability, reusability, and fit capabilities to protect against various routes of pathogen transmission, including for use by the general population." This **national support for innovative health & safety resources** creates a unique landscape for Canopy.*

*For more info about the National Biodefense Strategy & Implementation Plan, visit WhiteHouse.gov (source)
*Quote referenced can be found on page 29, section 3.3.2 (source)


E167


COMMUNICATION
Visible lip-reading and emoting.
COST
Substantially reduced cost of ownership.
AVAILABILITY
Canopy is 95% made in USA.
COMFORT
Does not cause skin irritation.
BREATHABILITY
3x surface area of disposable N95.
LESS WASTE
Eliminates 100lbs of annual landfill waste per user.
DURABILITY
Sterilizable and dishwasher safe.
SAFETY
Perfectly seals around chin.

Aimed at solving these shortcomings, Canopy's patented respirator system offers a **highly durable extended-use filter**, along with proprietary hardware that is **easy to clean**. It features a soft but snug silicone face seal for preventing skin abrasions, as well as a **transparent design** that enables communication, including lip-reading and smiling. In independent studies and testing by the National Institute for Occupational Safety & Health (NIOSH), **Canopy exceeds federal N95 standards for filtration, breathability and fit**. Most importantly, it can be reused for up to a year, facilitating a 98% waste reduction compared to disposable masks.

THE MARKET & OUR TRACTION

Patented Product, National Recognition, 4.5 / 5 Star User Reviews, & a Large Global Market

In November 2021, a poll conducted by NIOSH leadership found that **the average hospital requested approximately 4,000 reusable respirators** for its staff. With **6,093 hospitals in the U.S.** alone, this equates to a market opportunity of **24.3M units**. Meanwhile, beyond the healthcare sector, Canopy aims to partner with multiple government agencies to support the national stockpile, Department of Defense, and Veterans Affairs Hospital Networks.


N95 global market projected to reach $5.7B by 2030
a 24.3M-unit market opportunity
ACROSS 6,093 U.S. HOSPITALS

(source, source, source)

Understanding that there is a sizable demand for our product across multiple industries and within the direct-to-consumer market, Canopy has worked heads down to complete design, tooling, and validation testing. We've also executed production runs and signed multi-year agreements with some of the world's largest medical manufacturers.


PEND. CERTIFIED B CORP
PASSED ALL NIOSH PREREQUISITE TESTS
DEVELOPED DURING COVID-ERA NEEDS
CAN ELIMINATE 7.2K TONS OF WASTE A DAY
PATENTED FILTER DESIGN
60 SECONDS TO DISINFECT
PATIENT-FRIENDLY DESIGN

National recognition for innovation and business potential.

StartX

StartX acceptance, Fall 2021 cohort, Stanford - affiliated founder network (8% acceptance rate)

inda Association of the Nonwoven Fabrics Industry

Winner, RISE Innovation Award (Voted on by peers as the year's biggest innovation in nonwovens)

KIDNEYX ASN

Winner, KidneyX / HHS COVID Innovation Challenge

NIOSH BARDA

Winner, Mask Innovation Challenge (Top 2.5% of worldwide submissions)

In 2021, Canopy obtained a utility patent for the company's filter design and has additionally filed for PCT protection. As the company works to secure full regulatory certification with NIOSH, we continue to amass **proof positive testimonials** for our product, and have won **numerous innovation awards** in the process. Based on our traction, we feel confident that we will be one of the world's first startups to achieve this certification, and are well on our way to becoming a trusted industry leader.

"I love mine!" ★★★★★

"I couldn't be happier. This is so much more comfortable than the disposable N95s."

-DR. NANCIE, VERIFIED CANOPY CUSTOMER

"They nailed it. They really nailed it." ★★★★★

"I've tried other reusable masks. This is the one that's genuinely comfortable, doesn't hurt my nose, and forms a seal even when I have my glasses on."

- MIKE, VERIFIED CANOPY CUSTOMER

"RN Approved" ★★★★★

"Extremely comfortable while also feeling secure! It is super easy to put on and take off compared to the disposable masks. It makes my long shifts at the hospital not be as tedious."

- TRISTEN, VERIFIED CANOPY CUSTOMER

*These testimonials may not be representative of the experience of other customers and are not a guarantee of future performance or success.

WHY INVEST

Join Leading Angel Investors & Entrepreneurs to Help Us Protect the World's Well-Being

Increasingly, government reports, such as the White House's recent 2022 National COVID-19 Preparedness Plan, are calling for investment in respiratory protective devices as a critical countermeasure against the next viral outbreak or biological threat. As a company, Canopy's goal is to not only meet the demand for sustainable solutions, but also to protect the world's well-being by **innovating respirator technology**.

Supported by expert partners, advisors and collaborators.



AXON

RICK SMITH

Founder and CEO at Axon (originally TASER), a Nasdaq-listed global market leader matching technology to public safety needs.



GOLDEN STATE WARRIORS

MARTY GLICK

Part Owner and Special Advisor to Ownership, Golden State Warriors.
Former Founder and Executive at Theravance (IPO), Eyetech Pharmaceuticals (IPO), and PEAK Surgical (acquired by Medtronic).



REAL | CHEMISTRY

JIM WEISS

Founder and Chairman at Real Chemistry, one of the world's largest healthcare communications companies. Executive Advisor at NewMountain Capital.



Boston Scientific

JIM WALKER

Former Senior Vice President of Global Corporate Sales at Boston Scientific, a worldwide leader in medical devices.

Having **previously raised $2.2M in funding from leading entrepreneurs and angel investors**, we've been able to establish a strong foothold in the DTC market, and now we're ready to expand and become certified to serve our B2B market of hospitals and the healthcare industry at large. **Help us see our mission through, by investing in Canopy today!**


CANOPY
Help us revolutionize
the respirator market.
Invest now.

ABOUT

HEADQUARTERS	VALUATION	PREVIOUSLY CROWDFUNDED
282 Katonah Avenue #537 Katonah, NY 10536	**$10M**	**$325k**

Canopy is an in-market occupational safety company focused on sustainable solutions that protect the world's well-being. Our team of scientists, industrial designers, and healthcare industry professionals came together to design a solution for our frontline workers and individual consumers. The Canopy is an award-winning, transparent barrier face covering, engineered with the utmost comfort, safety, and performance in mind.

TEAM



Joe Rosenberg
Founder and President

From 2010-2018, Joe was a founding team member of Google Shopping Actions, the company's expansion into verticalized search for retail. He focused on partnership development and management with the country's largest retailers and fintech providers to implement shared omni-channel distribution strategies in an effort to mitigate Amazon's market dominance. Joe has an uncanny ability to inspire and motivate partners, clients and team members alike with his cutting-edge ideas and approaches to business development implementing change at large institutions.

Joe has structured first-of-their-kind partnership deals between Google and organizations in both the retail and financial services industries, including negotiating agreements impacting more than $1B of Google e-commerce transaction volume.

Joe left Google in 2018 to pursue entrepreneurial endeavors. He is the co-founder of Subject to Change Wine Company, a globally distributed natural winery based in California. He earned a BA with honors from the Gallatin School at NYU in 2010.



Kim Rosenberg
Founder and CEO

Prior to Canopy, Kim led Apollo Global Management's $20B high growth Pension Risk Transfer (PRT) business for its insurance unit, Athene. Kim had P&L accountability and oversight of all key functions.

During her tenure, Kim took the business to number one in the market, writing a record $5.5B of new business in 2020.

Kim structured and closed several landmark transactions, including with GE ($2B) and JCPenney ($3.2B). Kim also sat on the board of the women's Employee Resource Group (ERG) as a Diversity, Equity & Inclusion leader, and as a sponsor of underrepresented talent.

Prior to joining Athene, Kim was one of four founders of $1.2 trillion asset manager Legal and General Group's US PRT business where she served as Head of Distribution since its 2015 market launch. Kim led sales, marketing, client solutions, business strategy and leadership development growing the business to nearly $4 billion in assets and 50 employees within five years. She previously served as Deputy Head of Distribution for Legal & General Investment Management America business where she worked with corporate pension and insurance clients to implement liability-driven investment and fixed income strategies. Her leadership contributed to nearly $50B of asset growth during her tenure.

Prior to Legal & General, Kim started her career at MBIA Asset Management. Her final role was as a Director where she led the development of pension de-risking strategies and insurance solutions for institutional clients. Prior she helped guide MBIA through the financial crisis, then pivot the business to a retirement solutions platform. Pre-financial crisis she led asset/liability risk management for a $30B bespoke lending business.

Kim holds a Bachelor of Business Administration in public accounting and an honors degree from the Pforzheimer Honors College at Pace University where she graduated magna cum laude. She also holds a Master of Business Administration from Marist College.



QX Yee
Product development consultant

A Singapore native, QX was awarded the prestigious Defense Science and Technology Scholarship in 2009by the Singapore government. After graduating with top honors in 2013 from Johns Hopkins University with a B.S in Biomedical Engineering and MSE in bioengineering Innovation and Design, QX returned to Singapore to work at DSO National Laboratories, Singapore's national defense research lab.

During his 6-year tenure at DSO, QX specialized in soldier performance, developing products such as the patented A-Lite backpack, which reduced soldier fatigue by properly distributing heavy loads. The backpack received the company's Innovation Award and is currently a standard issue for the Singapore Army. QX's team drove DSO's product development strategy. For his work in shaping the workflow and user interface for the Xentinel counter-drone vehicle, QX was awarded the KINETIC award, the company's highest internal award. QX also lead the DSO ModSquad, an all-volunteer team providing solutions for the disabled and less fortunate. Under QX'sleadership, the Mod Squad designed and delivered a toy to teach music and rhythm to young children with cerebral palsy and other developmental disorders.

In addition to his role at Canopy, QX is the proprietorof Ascent Bikes, a high-performance bicycle company.



Lisa Brosseau, ScD, CIH
Industrial Hygiene Consultant

Dr. Brosseau is among the world's most cited scholar on Respiratory Protection. She is a consultant to the National Institute of Occupational Safety and Health (NIOSH) and the University of Minnesota Center for Infectious Disease Research and Policy (CIDRAP). Past clients have included 3M, Ontario Nurses Union, Manitoba Nurses Union, UAW, National Education Association, OSHA, Moldex, TSI, Inc., and the CDC.

Lisa is certified by the American Board of Industrial Hygiene and Associate Faculty of Occupational Hygiene in the British Occupational Hygiene Society with a focus on respiratory protection, aerosol measurement, filtration performance, and small business health and safety.



Dr. Elizabeth Clayborne, MD, MA
Clinical Advisor

Dr. Clayborne attended Duke University as an undergraduate where she designed her own major in Medical Ethics and Religion. Prior to medical school she completed a two-year research fellowship at National Institutes of Health in the Social and Behavioral Research Branch of the National Human Genome Research Institute with a research focus on race, ethnicity and genetics. Dr. Clayborne attended to medical school at Case Western Reserve University where she completed a dual MD/MA Bioethics degree in 4 years.

She went on to complete residency in Emergency Medicine at the George Washington University Hospital and served as Chief Resident in her fourth year. Dr. Clayborne is currently a faculty member at the University of Maryland School of Medicine Department of Emergency Medicine with an academic focus on ethics, health policy, end of life care, health disparities and innovation/entrepreneurship. She developed a novel epistaxis device bleedfreeze.com as a resident and in 2015 was awarded the NSF I-Corps grant which helped to launch her company Emergency Medical Innovation, LLC. She is the former Chair of the MedChi Committee on Ethics and Judicial Affairs, serves on the Ethics Committee of the American College of Emergency Physicians and is an active member of the Society of Academic Emergency Medicine, the American Medical Association and the National Medical Association



Tom Gsell, PhD
Filtration Consultant

Over a span of 36 years, Tom helped grow Pall Corporation into a lead innovator in the field of high-tech filtration. He held R&D leadership positions in increasing responsibility, and appointment to Senior Corporate Vice President in 1996.

Tom's career led to senior level management responsibilities including global leadership of Materials R&D for both the Pall Industrial and Life Sciences (Medical) divisions. During his tenure Pall's revenues and profits grew rapidly, fueled by new product innovation made in part possible by the teams under Tom's purview.

Tom is named as a co-inventor on approximately hundreds granted and published US and International patents, as well as a number of peer reviewed scientific publications.



Dr. Narissa Joyner, MD
Clinical Advisor

Dr. Joyner is an attending physician in Emergency Medicine at Lenox Hill Hospital in New York City. She completed her training in emergency medicine at Morristown Medical Center Regional Trauma Center in Morristown, NJ. Upon board certification in emergency medicine, she began her independent career with Northwell Health. Dr. Joyner serves on the Board of Governors for Physician Partners at Northwell Health and is an active member of the American College of Emergency Physicians, the Society of Academic Emergency Medicine, the American Medical Association, the National Medical Association and the Medical Society of the State of New York- Young Physician Section. She is a clinical advisor to Canopy, having served on the front lines of the COVID-19 Pandemic at Lenox Hill Hospital for its duration. Dr. Joyner provides product development guidance and clinical feedback to Canopy, and has been instrumental in creating a clinical advisory group for Canopy's product development.



David Narrow
Advisor

David Narrow is co-founder and CEO of Sonavex Inc., a venture-backed commercial stage medical device company spun-out of Johns Hopkins University, which has raised over $14M. The company develops and commercializes ultrasound products for surgeons, including a technology for detecting post-operative vascular complications.

David previously worked with multinational medical device companies to commercialize their technologies and provide long-term business strategy as a healthcare consultant at Health Advances LLC. Narrow earned his B.S. in Biomedical Engineering with Highest Distinction from the University of Rochester before receiving his Masters from Johns Hopkins University. He was named 30 Under 30 in Healthcare by Forbes in 2016, 40 Under 40 by the Baltimore Business Journal in 2017, and recognized as Baltimore's Top BioHealth Startup CEO in 2019.



Governor Peter Shumlin
Advisor

Governor Peter Shumlin served three terms as the 81st governor of the state of Vermont. He was a member of the Vermont House of Representatives from 1990 to 1993, and served as State Senator for the Windham County from 1993 to 2003 and from 2007 to 2011, and he was elected president of the senate for 10 of those years. Shumlin served as the chair of the Democratic Governors Association during his first two terms.

During his time in office, Governor Shumlin established Vermont as a leader on progressive policies, making the state the first to guarantee universal pre-kindergarten education for all 3 and 4-year-old children, pass a mandatory GMO labeling law, and achieve near universal healthcare coverage with the lowest rate of uninsured in the country. Under his leadership, Vermont consistently ranked among the top states in solar energy jobs per capita and enacted a number of laws to boost renewable energy production and combat climate change. Because of Vermont's leadership, Governor Shumlin was invited by President Obama to the Paris Climate Summit to push for a global climate agreement.

Governor Shumlin turned the nation's eyes to the problem of opiate and heroin addiction by dedicating his entire 2014 State of the State Address to the issue and pushing for policies to treat addiction as the healthcare crisis that it is.

A committed entrepreneur, Shumlin is the longtime co-director of Putney Student Travel, National Geographic Student Expeditions, and Smithsonian Student Travel, sending high school age students on educational programs and service projects across the globe. He is a Director of The Scotts-MiracleGro Company, has served as a visiting fellow at the Harvard Kennedy School of Government, and has taught at the Harvard Chan School of Public Health as the Menschel Senior Leadership Fellow.



Kwame Ulmer
Regulatory Consultant

Mr. Ulmer led Regulatory Affairs and Quality Assurance for Danaher Corporation. Prior to that he spent 12 lears at the FDA, retiring as Deputy Director. He has reviewed over 1,000 new medical devices and technologies.

Kwame holds a Masters in Materials Engineering and a MBA from University of Virginia.



Dale Pfreim
Regulatory Consultant

- President, ICS Laboratories

- Clients include 3M, MSA, GVS, US Army

TERMS

Canopy

Overview

PRICE PER SHARE
$5.56

VALUATION
$10M

DEADLINE
Mar 30, 2023

AMOUNT RAISED
$0.00

Breakdown

MIN INVESTMENT
$244.64

OFFERING TYPE
Equity

MAX INVESTMENT
$617,994.00

ASSET TYPE
COMMON

MIN NUMBER OF SHARES OFFERED
1,798

SHARES OFFERED
Class CF Common Units

MAX NUMBER OF SHARES OFFERED
111,150

Maximum Number of Shares Offered subject to adjustment for bonus shares

SEC Recent Filing →

Offering Memorandum →

Risks

Company : **Grove Biomedical LLC**

Corporate Address : **282 Katonah Avenue #537, Katonah, NY 10536**

Offering Minimum : **$9,996.88**

Offering Maximum : **$617,994.00**

Minimum Investment Amount (per investor) : **$244.64**

Terms

Offering Type : **Equity**

Security Name : **Class CF Common Units**

Minimum Number of Shares Offered : **1,798**

Maximum Number of Shares Offered : **111,150**

Price per Share : **$5.56**

Pre-Money Valuation : $10,003,996.80

**Maximum Number of Units Offered subject to adjustment for bonus units. See Bonus info below.*

Investment Incentives and Bonuses*

<u>Time-Based:</u>

Friends and Family Early Birds

Invest $250 or more within the first 48 hours of the initial offering date and receive 30% bonus units

Super Early Bird Bonus

Invest $250 or more within the first week of the initial offering date and receive 20% bonus units

Early Bird Bonus

Invest $250 or more within the first two weeks of the initial offering date and receive 10% bonus units

<u>Amount-Based:</u>

$500+ | Tier 1

Invest $500+ and receive 25% off a Canopy respirator + 5% Bonus Units.

$1,000+ | Tier 2

Invest $1000+ and receive 50% off a Canopy respirator + 10% Bonus Units.

$2,500+ | Tier 3

Invest $2500+ and receive a free Canopy respirator + 10% Bonus Units.

$5,000+ | Tier 4

Invest $5000+ and receive two free Canopy respirators + 15% Bonus Units.

$10,000+ | Tier 5

Invest $10000+ and receive two free Canopy respirators, 20% Bonus Units, and a private meeting with Canopy's founders.

**In order to receive perks from an investment, one must submit a single investment in the same offering that meets the minimum perk requirement. Bonus units from perks will not be granted if an investor submits multiple investments that, when combined, meet the perk requirement. All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

Grove Biomedical, LLC will offer 10% additional bonus units for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine members will receive a 10% bonus for any units they purchase in this offering. For example, if you buy 100 units of Class CF Units at $5.56 / unit, you will receive 10 additional units of Class CF Units, meaning you'll own 110 units for $556. Fractional units will not be distributed and unit bonuses will be determined by rounding down to the nearest whole unit.

This 10% Bonus is only valid during the investor's eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any). Eligible investors will also receive the Owner's Bonus in addition to the aforementioned time-based or amount-based bonuses.

PRESS

Katonah Lewisboro Times

Waccabuc Neighbors Look to Reinvent N95 Respirators

View Article

Fast Company

World Changing Ideas Awards 2021: Pandemic Response Finalists and Honorable Mentions

View Article

Nonwovens Industry

Canopy Respirator Wins RISE Innovation Award

View Article

Fast Company

See the most innovative designs of 2022

View Article

Plastics Today

Eastman's Tritan Co-Polyester Brings Clear Advantage to New Medical Applications

View Article

Show More Press

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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Campaign Video

Joe Rosenberg:

Canopy is a reusable elastomeric respirator that is designed specifically for use in a healthcare setting. When we interviewed dozens of clinicians and administrators, they were looking for something that was extremely comfortable, that gave them a secure seal, something that was extremely breathable, easy to clean, that was durable and something that was if possible transparent so that their colleagues and of course, patients could see their, their faces and read their lips.

What we really created is a respiratory protection platform. And so, it's a fully modular interchangeable design with different attachments and accessories based on individual user needs and situational requirements. We've developed an integrated removable face shield as an attachment, we've developed a lower profile strapping mechanism, and we continue to innovate with filter modules that can be replaced for various use cases. Every component of the product is proprietary, specifically designed down to the smallest detail for use in a clinical setting. There is just as much engineering that went into the head and neck straps and the way we do the strapping on the face as the actual filtration mechanism. And so we were really trying across the board to develop something that was comfortable to wear for an entire twelve-hour shift.

User testimonial:

I think Covid has really changed the game. Essentially, moving forward, we're going to be living in a society, especially within healthcare, where we are required to always mask and protect ourselves from airborne diseases. So in the ER, a lot of times we need to respond to patients quickly. So, it's helpful if I have a mask that I can easily put on and take off without having to touch my face or expose myself and I do that multiple times a day so it feels good that I'm not throwing away a mask every time I come out of a patient room and that I just have to wipe down my Canopy and it continues to make me safe and also make the world more sustainable.

Joe Rosenberg:

This design actually puts the filter in front of where one's glasses lenses are. And so there's absolutely no issue with fogging of glasses, and then the transparent front lens is actually coated with an advanced anti-fog permanent coating that will just not fog the front lens so you can continue to see what people are saying.

We're yet to even fully understand the extent of the benefits of converting to Canopy in the workplace when you factor in improvements to employee well-being, perceptions and real safety improvements, increased compliance by wearing the device properly for extended periods of time without any discomfort. Canopy really pushes the paradigm forward in terms of what's possible with respiratory protection. We're really eager to invite people to just see what sets Canopy apart and what a world of difference it can make.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY
OPERATING AGREEMENT

FOR

GROVE BIOMEDICAL LLC

Effective as of December 15, 2020

TABLE OF CONTENTS

SECOND AMENDED AND RESTATED
LIMITED LIABILITY COMPANY OPERATING AGREEMENT
of
GROVE BIOMEDICAL LLC

This **SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT** (as amended, modified, supplemented or restated from time to time, this "Agreement") of Grove Biomedical LLC, a New York limited liability company (the "Company"), is made and entered into as of the 15th day of December, 2020, by and among GNV and each Person admitted as a Member in accordance with this Agreement and having executed a Joinder Agreement in the form attached hereto as Exhibit A (for Class B Members, as defined below) or Exhibit B (for Class CF Members, as defined below) (each, a "Member").

W I T N E S S E T H:

WHEREAS, the Company was formed by the filing of the Articles of Organization of the Company (the "Articles") in the office of the Secretary of State of the State of New York on April 24, 2020 pursuant to the provisions of the New York Limited Liability Company Law (as amended from time to time, the "Act") and the execution of that certain Limited Liability Company Operating Agreement of the Company dated as of April 28, 2020 (the "Original Agreement");

WHEREAS, Grove North Ventures, LLC ("GNV"), being the only Member of the Company, amended and restated the Original Agreement in its entirety and approved the Amended and Restated Limited Liability Company Agreement of the Company as of May 25, 2020 (the "First Amended and Restated Agreement"; and

WHEREAS, GNV desires to amend and restate the First Amended and Restated Agreement in its entirety with this Agreement, which shall supersede any and all other agreements providing for the governance of the Company.

AGREEMENT:

NOW, THEREFORE, the parties hereto agree to amend and restate the Prior Agreement in its entirety as follows:

Article I.
DEFINITIONS

The following terms shall have the following meanings:

"Additional Member" means any Person who acquires an Interest in the Company pursuant to the terms of this Agreement, other than the parties hereto.

"Adjusted Capital Account Deficit" means, with respect to a Member, the deficit balance, if any, in its Capital Account maintained for book (but not tax) purposes at the end of the relevant fiscal year, after giving effect to the following adjustments:

(i) credit to such Capital Account any amounts which the Member is obligated to restore or is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5); and

(ii) debit to such Capital Account the items described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) and 1.704-1(b)(2)(ii)(d)(6).

The foregoing definition of Adjusted Capital Account Deficit is intended to comply with the provisions of Treasury Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted consistently therewith.

"Affiliate" means with respect to any Member (i) any party owning a beneficial interest in a Member, (ii) any spouse, parent, sibling and lineal descendant of a Member or a party described in (i) above, (iii) any trust for the benefit of a party described in (i) or (ii) above, (iv) any corporation, partnership or other entity directly or indirectly controlling, controlled by or under common control with such Member or a party described in (i) or (ii) above, or (v) any officer, director or trustee of any corporation, partnership or other entity directly or indirectly controlling, controlled by or under common control with such Member or a party described in (i) or (ii) above. For purposes hereof, the terms "control", "controlling" or "controlled by" mean the direct or indirect ownership of more than 50% of the voting or beneficial interest in such entity.

"Assumed Tax Rate" means the highest marginal combined federal, state and local income tax rates in effect at the relevant time to an individual who is a resident of New York City, New York, calculated on the assumption that state and local income taxes are fully deductible for federal income tax purposes.

"C-Corp Conversion" is defined in Section 5.11.

"Capital Account" means the accounts maintained for each Member as set forth in Section 4.6.

"Capital Contribution" means any contribution to the capital of the Company in cash or property by a Member, or Members, as the case may be pursuant to the provisions of Section 4.1 or 4.3 of this Agreement.

"Capital Transaction" means the sale, exchange, or other disposition of all or a substantial part of the Company's assets in one or a series of related transactions. For purposes of this definition, the phrase "other disposition" includes a taking of all or substantially all of a property by eminent domain or the damage or destruction of all or substantially all of such property or any transaction not in the ordinary course of business which results in the Company's receipt of cash or other consideration including condemnations, recoveries of damage awards and insurance proceeds. Capital Transactions shall also encompass any mergers, consolidations, or conversions of the Company, or transfers of Units (including in a Drag-Along Sale) pursuant to which the Company or the Members are to receive cash or property.

"Class A Member" means a Person admitted to the Company as a Class A Member and who is identified as such on Schedule A hereto and/or in the books and records of the Company.

"Class A Units" means Membership Units of the Company representing Units issued to a Class A Member.

"Class B Member" means a Person admitted to the Company as a Class B Member and who is identified as such on Schedule A hereto and/or in the books and records of the Company. Any Person being admitted as a Class B Member shall execute and deliver a joinder agreement, substantially in the form of Exhibit A attached hereto.

"Class B Units" means non-voting Membership Units of the Company representing "profits interests" as described in Section 4.7 issued to a Class B Member.

"Class CF Member" means a Person admitted to the Company as a Class CF Member through the Class CF Investor Portal and who is identified as such on Schedule A hereto and/or in the books and records of the Company. Any Person being admitted as a Class CF Member shall execute and deliver a joinder agreement, substantially in the form of Exhibit B attached hereto.

"Class CF Investor Portal" means OpenDeal Portal LLC, a registered securities portal CRD#283874 (d/b/a Republic), or a qualified successor.

"Class CF Units" means non-voting Membership Units of the Company representing Units issued to a Class CF Member, which are being offered pursuant to Section 4(a)(6) of the Securities Act and Regulation CF.

"Code" means the Internal Revenue Code of 1986, as amended.

"Company Minimum Gain" has the meaning set forth in Treasury Regulation Sections 1.704-2(b)(2) and 1.704-2(d).

"Company Property" means all real, personal and mixed properties, cash, assets, interests and rights of any type owned by the Company (directly or indirectly). All assets acquired with Company funds or in exchange for Company Property shall be Company Property.

"Control Person" means any Person with the power, directly or indirectly, to direct or cause the direction of the management and policies of a Member, whether through the ownership of voting interests, by contract or otherwise.

"Corporation" is defined in Section 5.11.

"Designee" is defined in 7.4(a).

"Drag-Along Member" is defined in Section 7.3(a).

"Dragging Members" is defined in Section 7.3(a).

"Drag-Along Sale" is defined in Section 7.3(a).

"Drag-Along Notice" is defined in Section 7.3(b).

"Fair Market Value of Company Property" means, as of any point in time, the net fair market value of all Company Property as determined by the a Majority-in-Interest of the Class A Members.

"Gain from a Capital Transaction" means the gain recognized by the Company attributable to a Capital Transaction, determined in accordance with the method of accounting used by the Company for federal income tax purposes. In the event there is a revaluation of Company Property and the Capital Accounts are adjusted pursuant to Section 4.6(c), Gain from a Capital Transaction shall be computed by reference to the "book items" and not the corresponding "tax items."

"Grant Agreement" means a Class B Unit grant agreement between the Company and an employee, consultant or service provider of the Company, in a form customary and reasonable to the Company, which grants Class B Units to such employee, consultant or service provider and sets forth certain terms concerning the acquisition, holding, forfeiture, and disposition of Class B Units.

"Initial Capital Contribution" means, with respect to a Member, the initial Capital Contribution of such Member set forth opposite the name of such Member on Schedule A annexed hereto as in effect on the date hereof or otherwise reflected in the books and records of the Company.

"Interest" means, with respect to a Member, the entire interest of such Member in the Company, including without limitation, its Capital Account, Percentage Interest, Membership Units and any and all other benefits to which such Member may be entitled under this Agreement and the Act. The Interests of the Members are sometimes herein expressed in terms of Membership Units.

"IRS" means the U.S. Internal Revenue Service.

"Loss from a Capital Transaction" means the loss recognized by the Company attributable to a Capital Transaction, determined in accordance with the method of accounting used by the Company for federal income tax purposes. In the event there is a revaluation of Company Property and the Capital Accounts are adjusted pursuant to Section 4.6(c), Loss from a Capital Transaction shall be computed by reference to the "book items" and not the corresponding "tax items".

"Majority-in-Interest of the Class A Members" means those Class A Members collectively holding a majority of the Class A Units.

"Manager" means GNV or its successor appointed pursuant to Section 5.1(a) of this Agreement.

"Member" means each of the parties that have executed this Agreement and each of the parties that may hereafter become Additional or Substitute Members pursuant to this Agreement.

"Member Nonrecourse Debt" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(4) for "partner nonrecourse debt."

"Member Nonrecourse Debt Minimum Gain" has the meaning set forth in Treasury Regulation Section 1.704-2 for "partner nonrecourse debt minimum gain."

"Member Nonrecourse Deductions" has the meaning set forth in Treasury Regulation Sections 1.704-2(i)(1) and 1.704-2(i)(2).

"Members Account" means the Capital Account maintained for each Member.

"Membership Units" shall mean any unitized ownership rights in the Company, indicated by the right to receive cash or other distributions declared by the Manager, and having voting rights (if any) in the governance of the Company now existing or hereafter created in accordance with this Agreement. As of the date hereof, the Membership Units consist of Class A Units, Class B Units, and Class CF Units.

"Net Cash Flow" means the gross receipts and other miscellaneous revenue derived from Company operations (including Net Proceeds) less all cash operating expenses of the Company including, without limitation, (i) debt service on any Company loans, (ii) taxes and other fees incurred in connection with the operation of the Company, and (iii) increases, if any, in reserves established by the Manager from time to time for working capital and other purposes.

"Net Proceeds" means the net proceeds available to the Company from a Capital Transaction after deducting all costs and expenses incurred in connection therewith (including brokerage fees and commissions).

"Net Profit" and "Net Loss" means the net income (including income exempt from tax) and net loss (including expenditures that can neither be capitalized nor deducted), respectively, of the Company, determined in accordance with the method of accounting used by the Company for federal income tax purposes, excluding any Gain or Loss from a Capital Transaction.

"Nonrecourse Deductions" has the meaning set forth in Treasury Regulation Section 1.704-2(b)(1).

"Offer" is defined in 7.4(a).

"Offered Units" is defined in 7.4(a).

"Percentage Interest" means, with respect to a Member, the percentage interest set forth opposite the name of such Member on Schedule A attached hereto or otherwise in the books and records of the Company, as such may be amended from time to time to reflect the admission of new Members or to reflect adjustments made pursuant to this Agreement or other agreements to which the Company and a Member is a party. A Member's Percentage Interest, at any time, shall be equal to the quotient of the Membership Units held by such Member *divided* by the total number of issued and outstanding Membership Units.

"Permitted Transferee" means, in connection with a Transfer of any Interest, any member of a Member's immediate family, or a trust, corporation, limited liability company or partnership controlled by a Member or members of a Member's immediate family, or another Person controlling, controlled by or under common control with a Member.

"Person" shall mean any individual, estate, corporation, trust, joint venture, partnership or limited liability company of every kind and nature, and any other individual or entity in its own or any representative capacity.

"Regulation CF" means Regulation Crowdfunding promulgated under the Securities Act.

"Securities Act" means the Securities Act of 1933, as amended.

"Selling Member" is defined in 7.4(a).

"Substitute Member" shall mean a transferee pursuant to Article VII of all the rights and powers of the Member for whom the transferee is substituted and is subject to the restrictions and liabilities of such Member under this Agreement and the Act.

"Transfer" shall mean, with respect to all or any part of a Member's Interest, the pledge, sale, assignment, transfer or other disposition, whether voluntarily, involuntarily or by operation of law, and whether by inter vivos or testamentary transfer, of such Member's Interest.

"Unrecovered Capital Contribution" shall mean, with respect to each Member, the amount of any Capital Contribution by such Member to the Company reduced by the aggregate amount of distributions theretofore received by such Member pursuant to Section 6.3(a) and Section 6.3(b).

"Value" means, with respect to any asset, the asset's adjusted basis for federal income tax purposes, except as follows:

1.2 the Value of any asset contributed by a Member to the Company is the fair market value of such asset as determined at the time of contribution;

1.3 the Value of any Company asset distributed to a Member shall be adjusted to equal the fair market value of such asset on the date of distribution as determined in good faith by the Manager;

1.4 the Values of all of the assets of the Company shall be adjusted to equal their respective fair market values, as determined by the Manager, as of the following times:

(a) in connection with a contribution of money or other property (other than a de minimis amount) to the Company by a new or existing Member as consideration for an interest in the Company;

(b) in connection with the liquidation of the Company or a distribution of money or other property (other than a de minimis amount) by the Company to a Member as consideration for an interest in the Company; or

(c) in connection with the grant of an interest in the Company (other than a de minimis interest) as consideration for the provision of services to or for the benefit of the Company by an existing Member acting in a membership capacity, or by a new Member acting in a membership capacity or in anticipation of becoming a Member.

If the Value of a Company asset has been determined or adjusted pursuant to clause (a) or (c) above, such Value shall thereafter be adjusted by the depreciation, amortization or cost recovery deductions, if any, taken into account with respect to such asset for purposes of computing Net Profits and Net Losses and any Gain or Loss from a Capital Transaction.

Article II.
ORGANIZATION AND TERM

Formation.

(a) The Company was formed on April 24, 2020 under the name of "Grove Biomedical LLC" for the purpose and scope set forth herein. Pursuant to the provisions of the Act, the formation of the Company was effective upon the filing of the Articles.

(b) In order to maintain the Company as a limited liability company under the laws of the State of New York, the Company shall from time to time take appropriate action, including the preparation and filing of such amendments to the Articles and such other assumed name certificates, documents, instruments and publications as may be required by law, including, without limitation, action to reflect:

(i) a change in the Company name;

(ii) a correction of defectively or erroneously executed Articles; or

(iii) a correction of false or erroneous statements in the Articles or the desire of the Members to make a change in any statement therein in order that it shall accurately represent the agreement among the Members.

Term. The term of the Company commenced upon the filing of the Articles and shall continue in full force and effect until the happening of an event described in Section 8.1 hereof.

Registered Agent. The registered agent for the service of process and the registered office shall be that Person and location reflected in the Articles. In the event such registered agent ceases to act as such for any reason or the address for the registered agent changes, the Manager shall promptly designate a replacement for such registered agent or file a notice of change of address, as the case may be.

Principal Place of Business. The principal place of business of the Company shall be 59 E. Ridge Road, Waccabuc, NY 10597. At any time, the Company may change the location of its principal place of business and may establish additional offices.

Other Instruments. Each Member hereby agrees to execute and deliver to the Company within ten (10) days after receipt of a written request therefor, such other and further documents and instruments, statements of interest and holdings, designations, powers of attorney and other instruments and to take such other action as the Company reasonably deems necessary, useful or appropriate to comply with any laws, rules or regulations as may be necessary to enable the Company to fulfill its responsibilities under this Agreement.

Scope of Members' Authority. Unless otherwise expressly provided in this Agreement, no Member shall have any authority to act for, or assume any obligations or responsibility on behalf of, the Company or any other Member. The management of the Company shall be reserved to the Manager pursuant to the delegation of duties as specifically provided herein. Nothing contained herein shall constitute the Members as partners with one another in any matter (other than for federal income tax purposes) or render any of them liable for the debts or obligations of any other Member.

Benefit or "B" Status. It is the intention of the Company to seek and maintain the status of a benefit, or "B", corporation. The Manager in its sole discretion shall be authorized to take any actions it deems necessary in furtherance of the foregoing.

Article III.
PURPOSE AND POWERS OF THE COMPANY

Purposes. The purpose of the Company's business is to (a) engage in any lawful act or activity for which limited liability companies may be formed under the Act, (b) create a material positive impact on society and the environment, taken as a whole, from the business and operations of the Company and (c) any and all activities necessary or incidental to the foregoing. In furtherance of its purposes, but subject to the provisions of this Agreement, the Company shall have the power and is authorized to engage in any and all acts and things in furtherance of, or incidental or appurtenant to, such purposes.

Powers of the Company. In furtherance of the purpose of the Company as set forth in Section 3.1, the Company shall have the power and authority to take in its name all actions necessary, useful or appropriate in the Manager's sole discretion to accomplish its purpose and take all actions necessary, useful or appropriate in connection therewith.

Article IV.
MEMBER'S CAPITAL CONTRIBUTIONS AND INTERESTS

Capital Contributions. Each Member has a Capital Account balance as of the date hereof and has made such Capital Contributions as set forth in the books and records of the Company. The Initial Capital Contribution of each Class CF Member also may be set forth in the records maintained by the Class CF Portal.

Interests; Membership Units. A Member's Interest in the Company shall be represented by the Membership Units held by such Member. Currently, the Membership Units of the Company consist of Class A Units, Class B Units and Class CF Units and has heretofore received the Percentage Interest described for that Member on Schedule A and/or in the books and records of the Company.

Additional Contributions. No Member shall be required to make any additional Capital Contributions to the capital of the Company. Without limiting the foregoing, no Member shall be required to contribute to the capital of the Company to restore a deficit in the Member's Capital Account existing at any time.

Withdrawals and Interest. No Member shall have the right to withdraw from the Company or receive any return or interest on any portion of its Capital Contribution except as otherwise provided herein.

Return of Capital. No Member shall be entitled to the return of all or any part of its Capital Contribution except in accordance with the provisions of this Agreement.

Capital Accounts. The Company shall determine and maintain Capital Accounts for each Member throughout the full term of the Company in accordance with the provisions of Treasury Regulation Section 1.704-1(b)(2)(iv), as such regulation may be amended from time to time. To the extent not inconsistent with such rules, the following shall apply:

(a) The Capital Account of each Member shall be credited with (1) an amount equal to such Member's cash contributions and (2) such Member's share of the Company's Net Profits (or items thereof) and Gain from a Capital Transaction. The Capital Account of each Member shall be debited by (1) the amount of cash distributions to such Member and the agreed fair market value of property distributed to such Member (net of liabilities assumed by such Member and liabilities to which such distributed property is subject) and (2) such Member's share of the Company's Net Losses (or items thereof) and Loss from a Capital Transaction.

(b) Upon the Transfer of an Interest in the Company after the date of this Agreement in accordance with the terms of this Agreement, the Capital Account of the transferor Member (or the applicable portion thereof) shall become the Capital Account of the transferee.

(c) Capital Accounts shall be adjusted in accordance with Section 1.704-1(b)(2)(iv)(f) of the Treasury Regulations to reflect any adjustment to the Value of the assets of the Company described in clause (iii) of the definition of Value in Article I hereof.

Compensatory Issuance of Profits Interest Class B Units.

(d) Pursuant to, and upon the terms and conditions set forth in this Agreement and any applicable Grant Agreement, the Company is authorized to issue, from time to time, Class B Units, all of which are intended to qualify as "profits interests," as such term is used by Rev. Proc. 93-27, 1993-2 C.B. 343 and Rev. Proc. 2001-43, 2001-2 C.B. 191, as equity compensation for services provided to, or to be provided to, the Company by the Company's employees, managers, consultants, independent contractors, and/or advisors. To that end, the Company and each Member agree that it is the intention of the Members that allocations and distributions to each holder of a Class B Unit be limited to the extent necessary so that such Class B Units so qualify, and this Agreement shall be interpreted consistently therewith. In accordance with Rev. Proc. 2001-43, the Company shall treat a Member holding a profits interest as the owner of such profits interest from the date it is granted, and shall file its IRS Form 1065, and issue appropriate Schedule K-1s to such Member, allocating to such Member its distributive share of all items of income, gain, loss, deduction and credit associated with such profits interest. Each Member holding a profits interest agrees to take into account such distributive share in computing its U.S. federal income tax liability for the entire period during which it holds such profits interest. The Company shall not claim a deduction (as wages, compensation or otherwise) for the fair market value of any profits interests issued to a Member. The provisions of this Section 4.7(a) shall apply regardless of whether or not a Member holding a profits interest files an election pursuant to Section 83(b) of the Code.

(e) Without limiting the generality of the foregoing and notwithstanding Sections 6.1 and 6.2, a Class B Unit shall not be allocated any Net Profit arising prior to the date of issuance of such Class B Unit (whether such Net Profit is actually recognized or results from a revaluation of assets prior to the issuance of such Class B Unit pursuant to Treasury Regulation Sections 1.704-1(b)(2)(iv)(f) or (q)) and shall not receive any distributions relating to such Net Profit. In addition, notwithstanding Sections 6.1 and 6.2, a Class B Unit shall be allocated Gain from a Capital Transaction only to the extent such Gain is attributable to the excess, if any, of the Fair Market Value of Company Property at the time such Gain is realized over the Fair Market Value of Company Property as of the date of issuance of that Class B Unit (the "Appreciation"). A holder of a Class B Unit shall share in the Company's Gain from a Capital Transaction to the extent of his, her or its proportionate share of the Appreciation, based on his, her or its Percentage Interest in accordance with Section 6.1. Any allocations and distributions of Net Profit and Gain from a Capital Transaction that would otherwise be made to a Member but for the preceding provisions of this Section 4.7(b) shall be made to the holders of any previously issued Membership Units in proportion to their Percentage Interests as provided in Article VI; provided, however, that all allocations to a Member whose interest is a "profits interest" shall be limited as provided in this Section 4.7(b) with regard to any Net Profit and Gain from a Capital Transaction attributable to a period prior to such other Member's receipt of its interest. The Manager may in its reasonable judgment adjust the allocations under Section 6.1 and the distributions under Section 6.3 to reflect the intent of and limitations set forth in this Section 4.7(b).

(f) In connection with the issuance of each Class B Unit pursuant to this Section 4.7, the Manager shall amend Schedule A hereto and/or the books and records of the Company to provide for such Class B Unit and the then applicable Fair Market Value of Company Property.

Rights and Restrictions Regarding Class B Units.

(g) Upon any Capital Transaction, any unvested Class B Units allocable to any Member who then remains in the continuous employ of the Company through consummation of such event shall vest in full upon such consummation.

(h) Upon termination of a Class B Member's employment (or service engagement) with the Company, the Company shall have the option to purchase (after giving effect to all forfeitures and cancellations thereof) all or a portion of the Class B Units (that have not been forfeited or canceled) of such Class B Member that have vested (and his or her Permitted Transferees) pursuant to the terms of Section 7.5 (to the extent consistent with any applicable Grant Agreement) and any unvested Class B Units allocable to any such Member shall be forfeited in their entirety and cancelled; provided, however, such option to purchase may be waived by the Manager in its sole discretion on behalf of the Company as to any individual Class B Member.

Liability. No Member shall be liable under a judgment, decree or order of a court, or in any other manner for a debt, obligation or liability of the Company. Additionally, no Member shall be required to lend any funds to the Company or to pay any contributions, assessments or payments to the Company except the Initial Contributions.

Article V.
RIGHTS AND DUTIES OF THE MANAGER AND THE MEMBERS

Management.

(a) The business and affairs of the Company shall be managed by the Manager. All decisions concerning the business and affairs of the Company shall be made by the Manager. The Manager may not be removed by the Members unless and until the Manager resigns or sells, transfers or otherwise disposes of all of its Interest in accordance with the terms of this Agreement. The Manager is hereby authorized to make all management decisions of the Company on behalf of the Members, including, but not limited to, the actions described in Section 5.1(b). The Manager may adopt such rules and regulations for the conduct of the meetings of the Members and the management of the Company as are not inconsistent with this Agreement and the Act. Only the Manager, and no other Member, may act on behalf of, and have the authority to bind, the Company. The Manager may delegate some or all of such authority to one or more Persons (including a Member) as provided for herein. In the event that the Manager resigns or is removed as provided hereinabove, a Majority-in-Interest of the Class A Members shall appoint a new Manager. The Manager shall devote so much of its time to the business of the Company as it deems necessary. Unless otherwise expressly provided herein, the affirmative vote or consent of those Class A Members representing a Majority-in-Interest of the Class A Members shall be necessary and sufficient to approve any action under this Agreement requiring the consent or approval of the Class A Members.

(b) Without limiting the generality of Section 5.1(a), the Manager shall have the power and authority on behalf of the Company:

(i) to execute contracts and guaranties and incur liabilities and other obligations in the ordinary course of the Company’s business;

(ii) to employ accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from the Company funds;

(iii) to institute, prosecute and defend against any judicial or administrative proceeding in the Company's name;

(iv) to open bank accounts in the name of the Company;

(v) to invest and reinvest the Company's funds, including the lending of money, and receive and hold property as security for repayment;

(vi) to pay and reimburse the Manager or any other Person for all expenses incurred in connection with the conduct of the Company's business, the establishment of Company offices, and the exercise of the powers of the Company;

(vii) to acquire additional property and assets on behalf of the Company;

(viii) to borrow money from banks, other lending institutions, the Members or otherwise;

(ix) to hypothecate, encumber, mortgage and grant security interests in any of the Company Property;

(x) to employ, compensate, or otherwise engage any Person, Member or an Affiliate of any Member;

(xi) to approve Transfers not otherwise permitted under Article VII hereof;

(xii) to create and issue additional Interests or Membership Units and to amend Schedule A to reflect the issuance thereof; provided, however, that any such issuances shall ratably dilute all Member Percentage Interests;

(xiii) to participate in partnerships, joint ventures, limited liability companies, corporations or other associations of any kind with any Person or Persons; and

(xiv) to do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

(c) Without limiting any of the foregoing provisions contained in Section 5.1(b), no action may be taken by or on behalf of the Company in connection with any of the following matters without the approval of a Majority-in-Interest of the Class A Members:

(i) confession of a judgment against the Company;

(ii) any act in contravention of this Agreement;

(iii) distribution of any amounts to the Members, except as set forth in Section 6.3 hereof;

(iv) dissolution of the Company;

(v) the sale, exchange, conversion or other disposition or Transfer of all or substantially all the assets of the Company;

(vi) consent to any merger, consolidation or other business combination involving the Company; and

(vii) approval of any loans by the Company to a Member.

(d) In discharging its duties as the Manager and in considering the best interests of the Company, the Manager shall consider the effects of any action or inaction on:

(i) the Members;

(ii) the employees and work force of the Company, its subsidiaries and its suppliers;

(iii) the interests of the Company's customers as beneficiaries of the purpose of the Company to have a material positive impact on society and the environment;

(iv) community and societal factors, including those of each community in which offices or facilities of the Company, its subsidiaries or its suppliers are located;

(v) the local and global environment;

(vi) the short-term and long-term interests of the Company, including benefits that may accrue to the Company from its long-term plans and the possibility that these interests may be best served by the continued independence of the Company; and

(vii) the ability of the Company to create a material positive impact on society and the environment, taken as a whole.

(e) In discharging its duties, and in determining what is in the best interests of the Company and the Members, the Manager shall not be required to regard any interest, or the interests of any particular group affected by an action or inaction, including the Members, as a dominant or controlling interest or factor. The Manager shall not be personally liable for monetary damages for:

(i) any action or inaction in the course of performing the duties of the Manager under this Section 5.1(e) if the Manager was not interested with respect to the action or inaction; or

(ii) failure of the Company to create a material positive impact on society and the environment, taken as a whole.

(f) The Manager does not have a duty to any person other than the Members in their capacity as a Member with respect to the purpose of the Company or the obligations set forth in this Section 5.1, and nothing in this Section 5.1, express or implied, is intended to create or shall create or grant any right in or for any person other than the Members or any cause of action by or for any person other than the Members or the Company.

(g) Notwithstanding anything set forth herein, the Manager is entitled to rely on the provisions regarding "best interests" set forth above in enforcing its rights hereunder and under state law, and such reliance shall not, absent another breach, be construed as a breach of

the Manager's duty of care, even in the context of a Capital Transaction where, as a result of weighing the interests set forth in Section 5.1(d)(i)-(vii) above, the Manager determines to accept an offer, between two competing offers, with a lower purchase price.

(h) The Manager, in making a business judgment in good faith, fulfills the duty under this Section 5.1 if the Manager:

(i) is not interested in the subject of the business judgment;

(ii) is informed with respect to the subject of the business judgment to the extent the director reasonably believes to be appropriate under the circumstances; and

(iii) rationally believes that the business judgment is in the best interests of the Company.

<u>No Management Powers of the Members</u>. The Members in such capacity shall have no voice or participation in the management of the Company business, and no power to bind the Company or to act on behalf of the Company in any manner whatsoever, except as specifically provided in this Agreement or by applicable law.

<u>Officers; Agents</u>. The Manager may delegate its day-to-day operational authority to certain executive and non-executive officers (which persons may be given further delegation authority) pursuant to a resolution of the Manager (which resolution(s) shall be reduced to writing as soon as practicable after the adoption thereof). The Manager may also appoint successor officers or other officers of the Company, which may include one or more vice presidents, a secretary and one or more assistant secretaries. Compensation (including all benefits) of all officers and key employees, whether or not appointed pursuant to this Section 5.3, shall be determined by the Manager, and any modifications to such compensation shall be subject to approval by the Manager. Any number of offices may be held by the same person. The Manager may choose such other agents to act on behalf of the Company as the Manager shall deem necessary in its sole discretion. The officers of the Company shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Manager.

<u>Fees and Reimbursement of Expenses</u>. The Manager may designate and receive stated compensation for itself acting as the Manager of the Company, or designate and pay such compensation to any other Person to whom the duties of the Manager may be delegated pursuant to the authority of the Manager hereunder. All costs and expenses actually incurred in connection with the organization of the Company and the ongoing operation or management of the business of the Company shall be borne by the Company. The Company shall reimburse the Manager for all out-of-pocket costs and expenses incurred by the Manager in connection with the organization and business of the Company.

<u>Meetings</u>. Meetings of the Members shall not be held unless the Manager, in its sole discretion, decides to call a meeting of the Members for any purpose.

Bank Accounts. The Company shall establish and maintain accounts in financial institutions (including, without limitation, national or state banks, trust companies or savings and loan institutions) in such amounts as the Manager may deem necessary from time to time. The funds of the Company shall be deposited in such accounts and shall not be commingled with the funds of any Member or any Affiliate thereof. Company checks may be signed by any individual authorized by the Manager to sign checks on behalf of the Company.

Indemnification of Manager, Officers, Employees and Agents.

(i) Each Person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (herein a "proceeding") by reason of the fact that he, she or it, is or was a Manager or an officer of the Company, or is or was serving at the request of the Company as a manager, director, officer, employee or agent of another limited liability company or of a corporation, partnership, joint venture, trust or other enterprise, including a service with respect to an employee benefit plan (hereinafter a "Covered Person"), whether the basis of such a proceeding is alleged action in an official capacity as a Manager, officer, employee or agent or in any other capacity while serving as a Manager, officer, employee or agent, shall be indemnified and held harmless by the Company to the fullest extent authorized by the Act (including indemnification for negligence, gross negligence and breach of fiduciary duty to the extent so authorized), as the Act exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than such law permitted the Company to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, excise taxes, or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith (collectively "Losses").

(j) The right to indemnification conferred in this Section 5.7 shall include the right to be paid by the Company the expenses (including attorneys' fees) incurred in defending any proceeding in advance of its final disposition. The rights of indemnification in paragraphs (a) and (b) of this Section 5.7 shall be contract rights and such rights shall continue as to a Covered Person who has ceased to be a Manager, officer, employee or agent and shall inure to the benefit of the Covered Person's heirs, executors and administrators.

(k) The rights to indemnification and to the advancement of expenses conferred in this Section 5.7 shall not be exclusive of any other right that any Person may have or hereafter acquire under any statute, agreement, vote of the Members or otherwise.

(l) The Company may maintain insurance, at its expense, to protect itself and any Covered Person against any Losses, whether or not the Company would have the power to indemnify such person against such Losses under the Act.

(m) The Company's obligation, if any, to indemnify or advance expenses to any Covered Person is intended to be secondary to any such obligation of, and shall be reduced by any amount such Covered Person may collect as indemnification or advancement from, any Person (other than the Company) or such Person's insurance providers, as applicable, that is legally or contractually obligated to make indemnification payments (or equivalent payments pursuant to an insurance policy or similar arrangement) to such Covered Person. Notwithstanding anything to the contrary in this Agreement, the Company may in the judgment of the Manager pay any obligations or liabilities arising out of this Section 5.7 as a secondary indemnitor at any time prior to any primary indemnitor making any payments any such primary indemnitor owes, it being understood that any such payment by the Company shall not constitute a waiver of any right of contribution or subrogation to which the Company is entitled (including against any primary indemnitor) or relieve any other indemnitor from any indemnity obligations. Neither a Manager nor the Company shall be required to seek indemnification or contribution from any other sources with respect to any amounts paid by the Company in accordance with this Section 5.7.

(n) The Company may grant rights to indemnification and to advancement of expenses to any employee or agent of the Company to the fullest extent of the provisions of this Section 5.7 with respect to the indemnification and advancement of expenses of the Covered Person.

Reliance on Authority of Manager. Any Person dealing with the Company may rely on the authority of the Manager without inquiry into the provisions of this Agreement or compliance herewith, regardless of whether that action actually is taken in accordance with the provisions of this Agreement.

Confidentiality. Each Member shall keep confidential and shall not disclose or divulge any information regarding the Company or its business (including, but not limited to, its business plans, financial projections, financial results, intellectual property or other proprietary information). Notwithstanding the foregoing, this confidentiality obligation shall not apply to the extent (i) such Member is required to disclose such information by law or legal process after such Member has given prompt notice to the Manager and has requested and pursued confidential treatment to the extent reasonably possible, or (ii) such information is or becomes generally available to the public through no fault of such Member or such Member's Affiliates.

Other Business. Any Member, Manager, director, officer, or employee of the Company, or advisor, agent or representative of the Company who is, was or will be affiliated with any Member or any Affiliate thereof, may engage in or possess an interest in other business opportunities or ventures (unconnected with the Company) of every kind and description, independently or with others, similar or dissimilar to the business of the Company, and the Company shall have no rights by virtue of this Agreement in and to such independent opportunities or venture, even if competitive with the business of the Company, and the pursuit of and such opportunities or ventures by any such Person shall not be deemed wrongful or improper. No such Person shall be obligated to present any particular investment opportunity or venture to the Company even if such opportunity or venture is of a character that, if presented to the Company, could be taken by the Company, and any such Person shall have the right to take for its own account (individually, as a partner or fiduciary, or otherwise) or to recommend to others any such particular investment opportunity or venture.

C-Corp Conversion. Upon the approval of the Manager of a plan to incorporate the Company (a "C-Corp Conversion"), the Company shall incorporate or otherwise become a corporation (the "Corporation") in any fashion determined by the Manager and, thereupon the

Members shall become shareholders of the Corporation. A Member shall not have any veto power or other voting power with respect to the C-Corp Conversion as provided in this Section ___, and each Member shall take all actions necessary or desirable in connection with the consummation of the C-Corp Conversion. The Company shall pay all of the organizational, legal and accounting expenses and filing fees incurred in connection with the C-Corp Conversion. In connection with the C-Corp Conversion, the Manager shall endeavor to maintain the relative rights and preferences of the Membership Units having economic terms reasonably similar to the current terms of each class of Membership Units, as determined by the Manager. No approval of the Members shall be required in connection with the consummation of the C-Corp Conversion. Each Member agrees to execute and deliver such additional documents, instruments, conveyances and assurances and take such further actions as may be required to carry out the provisions of this Section ___ and give effect to the C-Corp Conversion.

Article VI.
ALLOCATIONS AND DISTRIBUTIONS

Allocations of Profits and Losses and Gain or Loss from a Capital Transaction.

(a) Except as otherwise provided in this Agreement and subject to Section 4.7, at the end of each fiscal year, and after adjusting for all Capital Contributions and distributions made during a fiscal year, Net Profits and Net Losses and any Gain or Loss from a Capital Transaction (and, if necessary, individual items of gross profit or loss) shall be allocated to the Capital Accounts of the Members (including the Manager) in a manner such that, after such allocations have been made, the balance of each Member's Capital Account shall, to the extent possible, be equal to an amount that would be distributed to such Member if (a) the Company were to sell the assets of the Company for their Values, (b) all Company liabilities were satisfied (limited with respect to each nonrecourse liability to the Values of the assets securing such liability), (c) and the Company were to distribute the proceeds of sale pursuant to Section 8.2, minus the sum of (1) such Member's share of Company Minimum Gain or Member Nonrecourse Debt Minimum Gain, and (2) the amount, if any, that such Member is obligated (or deemed obligated) to contribute, in its capacity as a Member, to the Company; computed immediately prior to the hypothetical sale of assets. The Manager may, in its sole and absolute discretion, make such other assumptions (whether or not consistent with the above assumptions) as it deems necessary or appropriate in order to effectuate the intended economic sharing arrangement of the Members as reflected in Section 8.2.

(b) Special Allocations.

(i) Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(f), notwithstanding any other provision of this Article VI, if there is a net decrease in Company Minimum Gain during any fiscal year, each Member and transferee shall be specially allocated Net Profits (or, if necessary, items of income and gain) for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's and transferee's share of the net decrease in Company Minimum Gain, determined in accordance with Treasury Regulation Section 1.704-2(g). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member and transferee pursuant thereto. The Net Profits (or items of income or gain) to be so allocated shall be determined in accordance with Treasury Regulation Sections 1.704-2(f)(6) and 1.704-2(j)(2). This Section 6.1(b)(i) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(f) and shall be interpreted consistently therewith.

(ii) Member Minimum Gain Chargeback. Except as otherwise provided in Treasury Regulation Section 1.704-2(i)(4), notwithstanding any other provision of this Article VI, if there is a net decrease in Member Nonrecourse Debt Minimum Gain attributable to a Member Nonrecourse Debt during any fiscal year, each Member and transferee who has a share of the Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(5), shall be specially allocated Net Profits (or, if necessary, items of income and gain) for such fiscal year (and, if necessary, subsequent fiscal years) in an amount equal to such Member's and transferee's share of the net decrease in Member Nonrecourse Debt Minimum Gain attributable to such Member Nonrecourse Debt, determined in accordance with Treasury Regulation Section 1.704-2(i)(4). Allocations pursuant to the previous sentence shall be made in proportion to the respective amounts required to be allocated to each Member pursuant thereto. The Net Profit (or items of income or gain) to be so allocated shall be determined in accordance with Treasury Regulation Section 1.704-2(i)(4) and 1.704-2(j)(2). This Section 6.1(b)(ii) is intended to comply with the minimum gain chargeback requirement in Treasury Regulation Section 1.704-2(i)(4) and shall be interpreted consistently therewith.

(iii) Qualified Income Offset. In the event that in any fiscal year a Member and/or transferee unexpectedly receives any adjustments, allocations or distributions described in Treasury Regulation Sections 1.704-1(b)(2)(ii)(d)(4), 1.704-1(b)(2)(ii)(d)(5) or 1.704-1(b)(2)(ii)(d)(6) so as to cause or create an Adjusted Capital Account Deficit, Net Profits (or, if necessary, items of income and gain) shall be specially allocated to the Member and/or transferee in such fiscal year (and subsequent fiscal years, if necessary) in an amount and manner sufficient to eliminate, to the extent required by the Treasury Regulations, such Adjusted Capital Account Deficit of the Member as quickly as reasonably possible.

(iv) Gross Income Allocation. In the event that any Member and/or transferee has a deficit balance in its Capital Account at the end of any fiscal year of the Company which is in excess of the sum of (i) the amount that such Member and/or transferee is obligated to restore pursuant to any provision of this Agreement and (ii) the amount that such Member and/or transferee is deemed to be obligated to restore pursuant to the penultimate sentences of Treasury Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5), such Member and/or transferee shall be specially allocated Net Profits (or items of income and gain) in the amount of such excess as quickly as possible.

(v) Nonrecourse Deductions. Nonrecourse Deductions for any fiscal year shall be specially allocated among the Members and/or transferees, pro rata in proportion to their Percentage Interests.

(vi) Member Nonrecourse Deductions. Any Member Nonrecourse Deductions for any fiscal year shall be specially allocated to the Member who bears the economic risk of loss with respect to the Member Nonrecourse Debt to which such Member Nonrecourse Deductions are attributable in accordance with Treasury Regulation Section 1.704-2(i)(1).

(vii) Regulatory Allocations. The allocations set forth in Sections 6.1(b)(i)-6.1(b)(vi) hereof (the "Regulatory Allocations") are intended to comply with certain requirements of the Treasury Regulations. It is the intent of the Members that, to the extent possible, all Regulatory Allocations shall be offset either with other Regulatory Allocations or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 6.1(b). Therefore, notwithstanding any other provision of this Agreement (other than the Regulatory Allocations), the Manager shall make such offsetting special allocations of Company income, gain, loss or deduction in whatever manner it determines appropriate so that, after such offsetting allocations are made, each Member's and/or transferee's Capital Account balance is, to the extent possible, equal to the Capital Account balance such Member would have had if the Regulatory Allocations were not part of the Agreement and all Company items were allocated pursuant to Section 6.1(a) hereof.

(c) Allocation of Income and Loss for Income Tax Purposes.

(i) The income, deductions, gains, losses, and credits of the Company shall be allocated for federal, state, and local income tax purposes by the Manager among the Persons who were Members during the relevant taxable year. For the purpose of determining the income, loss, or any other items allocable to any period during the relevant taxable year of the Company, such items shall be determined by the Manager using any method permitted by Code Section 706 and the Treasury Regulations thereunder. The Manager shall make all allocations taking into account the Members' Capital Accounts on the first day of the taxable year, additional Capital Contributions made during the year, and distributive shares of Net Profits, Net Losses, any Gain or Loss from a Capital Transaction and special allocations for such year, any entry of new Members, any distributions by the Company and the difference between income for tax purposes and profitability for Company purposes, so as to have the tax allocations follow the allocations made for "book purposes" under this Article as closely as reasonably possible; provided, that no such allocation by the Manager shall discriminate unfairly against any Member.

(ii) Further, in accordance with Code Section 704(c) and the Treasury Regulations thereunder, income, gain, loss, and deduction with respect to any property contributed to the Company shall, solely for tax purposes, be allocated among the Members so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and the fair market value of such property credited to the Capital Account of the contributing Member. In the event that the fair market value of Company Property varies from the Company's adjusted tax basis at the time of admission of a new Member, withdrawal of a Member, or any additional Capital Contributions, subsequent tax allocations of income, gain, loss and deduction with respect to such asset shall take account of any variation between the adjusted basis of such asset for federal income tax purposes and such fair market value in the same manner as under Code Section 704(c) and the Treasury Regulations thereunder. The Manager may make such modifications to this Agreement as may be required to comply with Section 704(c) and the Treasury Regulations thereunder. Any elections or other decisions relating to such allocations shall be made by the Manager in any manner that reasonably reflects the purposes and intention of this Agreement. Allocations pursuant to this section are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Member's Capital Account or share of Net Profits, Net Losses, Gain or Loss from a Capital Transaction, distributions, or other items pursuant to any provision of this Agreement.

Code Section 83 Safe Harbor Election.

(d) By executing this Agreement, each Member authorizes and directs the Company to elect to have the "Safe Harbor" described in the proposed Revenue Procedure set forth in IRS Notice 2005-43 (the "Notice") apply to any Class B Unit in the Company transferred to a service provider by the Company on or after the effective date of such Revenue Procedure in connection with services provided to the Company. For purposes of making such Safe Harbor election, the Manager shall designate itself as the Member "who has responsibility for federal income tax reporting" by the Company and, accordingly, execution of such Safe Harbor election by such Manager shall constitute execution of a "Safe Harbor Election" in accordance with the Notice. On or after the effective date of such Revenue Procedure, the Company and each Member hereby agrees to comply with all requirements of the Safe Harbor described in the Notice, including, without limitation, the requirement that each Member shall prepare and file all federal income tax returns reporting the income tax effects of each such Class B Unit issued by the Company in a manner consistent with the requirements of the Notice.

(e) The Company and any Member may pursue any and all rights and remedies it may have to enforce the obligations of the Company and the Members (as applicable) under this Section 6.2, including, without limitation, seeking specific performance and/or immediate injunctive or other equitable relief from any court of competent jurisdiction (without the necessity of showing actual money damages, or posting any bond or other security) in order to enforce or prevent any violation of the provisions of this Section 6.2. A Member's obligations to comply with the requirements of this Section 6.2 shall survive such Member's ceasing to be a Member of the Company or the termination, dissolution, liquidation, and winding up of the Company, and, for purposes of this Section 6.2, the Company shall be treated as continuing in existence.

(f) Each Member authorizes the Manager to amend this Section 6.2(c) to the extent necessary to achieve substantially the same tax treatment with respect to any interest in the Company transferred to a service provider by the Company in connection with services provided to the Company as set forth in Section 4 of the Notice (*e.g.*, to reflect changes from the rules set forth in the Notice in subsequent IRS guidance), provided that such amendment is not materially adverse to any Member (as compared with the after-tax consequences that would result if the provisions of the Notice applied to all interests in the Company transferred to a service provider by the Company in connection with services provided to the Company).

Distributions.

(g) Subject to Section 4.7, Net Cash Flow, excluding any Net Proceeds, of the Company shall be distributed to the Members in the following order of priority at such times and in such amounts as the Manager shall determine:

(i) to creditors of the Company, including Members who are creditors, to the extent permitted by law, in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof);

(ii) to the Class A Members, in proportion to their Unrecovered Capital Contributions, if any, until the Unrecovered Capital Contributions of the Class A Members have been reduced to zero; and

(iii) the balance, if any, to the Members in accordance with their respective Percentage Interests.

(h) Subject to Section 4.7, Net Proceeds of the Company shall be distributed to the Members in the following order of priority at such times and in such amounts as the Manager shall determine:

(i) to creditors of the Company, including Members who are creditors, to the extent permitted by law, in satisfaction of the liabilities of the Company (whether by payment or the making of reasonable provision for payment thereof);

(ii) to the Class A Members, in proportion to its Unrecovered Capital Contributions, if any, until the Unrecovered Capital Contributions of the Class A Members have been reduced to zero; and

(iii) the balance, if any, to the Members in accordance with their respective Percentage Interests.

Tax Distributions. Notwithstanding the order of priority of distributions set forth in Section 6.3, the Manager shall, for each taxable year, cause the Company to distribute to each of the Members in an amount equal to the excess, if any, of (A) the product of (x) the cumulative amount of taxable income that has been allocated to such Member for U.S. federal income tax purposes for all prior taxable years, reduced by the cumulative amount of all taxable losses (if any) that have been allocated to such Member for U.S. federal income tax purposes for all prior taxable years and (y) the Assumed Tax Rate, over (B) all previous distributions to such Member pursuant to Section 6.3 and this Section 6.4; provided, however, that no such distribution shall be made to the extent that the Manager determines, in its sole discretion, that funds are not reasonably available for such distribution by virtue of applicable law, contractual obligation or current or future needs of the Company. Such distribution to each Member shall be made no later than the first day of the fourth month following the end of the taxable year of the Company with respect to which such distribution is made. Distributions made pursuant to this Section 6.4 shall be applied against amounts otherwise distributable to the Members pursuant to Section 6.3.

Limitation Upon Distributions. No distribution shall be declared and paid if, after the distribution is made the sum of the Company's total assets would be less than the sum of its total liabilities.

Withholding. The Company is hereby authorized to, and shall, comply with any and all withholding obligations to which it is subject. In the event the Company is required to deduct and withhold, pursuant to the Code or any other federal, state or local law, rule or regulation which is currently in effect or which may be promulgated hereafter, any amount from an actual distribution to a Member, the amount so deducted and withheld from such distribution shall, for all purposes of this Agreement, be treated as a distribution to such Member of the same type as the distribution giving rise to the obligation. In the event such law requires the Company to pay or withhold any amount on behalf of a Member (including any federal, state or local taxes) measured by a Member's distributive share of the Company's Net Profit, gain or any other Company item, other than any amount required to be deducted and withheld from actual distributions to a Member, then the payment or withholding of any such amount shall be considered a loan (a "Tax Loan") by the Company to such Member (the "Borrowing Member"). The Borrowing Member shall repay any such Tax Loan within thirty (30) days after the Company delivers a written demand therefor, together with interest at an annual rate equal to two percent (2%) per annum in excess of the rate announced from time to time in the Wall Street Journal as the "prime rate" from the date such loan was made until the date of the repayment thereof. In addition to any other rights of the Company to enforce its entitlement to receive payment of the Tax Loan, plus any accrued interest thereon, the Company may deduct from any distribution to be made to a Borrowing Member an amount not greater than the outstanding balance of any Tax Loan, plus any accrued interest thereon, as a payment in total or partial satisfaction thereof.

Article VII.
TRANSFER OF INTEREST

Compliance with Securities Laws. No Membership Units have been registered under the Securities Act of 1933, as amended (the "Securities Act"), or under any applicable state securities laws. A Member may not Transfer all or any part of such Member's Membership Units, except upon compliance with the applicable federal and state securities laws and otherwise subject to the other provisions of this Agreement. The Company shall have no obligation to register any Membership Units under the Securities Act or under any applicable state securities laws, or to make any exemption therefrom available to any Member.

Restrictions on Transferability.

(a) Except as expressly permitted by the terms and provisions of this Article VII, no Member may Transfer all or any part of such Member's Membership Units without the consent of the Manager, which consent may be given or withheld in the sole discretion of the Manager, and any attempt to do so shall be null and void. Further, unless otherwise provided herein, any Transfer shall not give the transferee the right to be admitted as a Substitute Member. No Transfer of any Membership Units shall relieve the transferring Member of any liability to the Company or the other Member that arose prior to the Transfer.

(b) A Member may Transfer the Membership Units of such Member without the consent of the Manager (i) to a Permitted Transferee or (ii) to a transferee following full compliance with the provisions of Sections 7.3, 7.4 or 7.5 hereof.

(c) Each Transfer permitted by this Article VII shall not become effective unless and until the transferee executes and delivers to the Company a counterpart to this Agreement, agreeing to be treated in the same manner as the transferring Member. Upon such Transfer and such execution and delivery, the transferee shall be admitted as a Substitute Member.

VII.2 Drag Along Rights

(a) A Majority-in-Interest of the Class A Members (the "Dragging Members") may require all other Members (the "Drag-Along Members" or "Drag-Along Member", as the case may be) to transfer their Membership Units in a transaction which constitutes a bona fide sale and assignment (a "Drag-Along Sale") of all of the Membership Units of the Company to any third party that is not a Permitted Transferee.

(b) To exercise such right, the Dragging Members shall send (or shall cause the Manager to send) a written notice (the "Drag-Along Notice") to each Drag-Along Member, setting forth the consideration to be paid by the third party purchaser and the other terms and conditions of such transaction. Each Drag-Along Member shall be required to consummate the Drag-Along Sale for the amount of consideration and under the terms and conditions set forth in the Drag-Along Notice, as adjusted for pre-existing differences in the rights and privileges among the classes of Membership Units. At the consummation of the purchase of such Membership Units by the third party purchaser, the Drag-Along Members shall deliver to the Manager duly executed instruments of transfer for their Membership Units. If one or more of the Drag-Along Members fails to deliver such instrument of transfer to the Manager, the Manager shall cause the books and records of the Company to show that such Membership Units are bound by the provisions of this Section 7.3 and that such Membership Units shall be transferred only to the third party purchaser. In the event one or more of the Drag-Along Members fails to deliver the duly executed instruments of transfer to the Manager as required herein, then the Manager may execute any documents as shall be required for the purpose of transferring any Membership Units on the books and records of the Company, including but not limited to, an instrument of transfer as required by this Section 7.3 and the Manager is hereby deemed appointed an attorney-in-fact of each such Drag-Along Member for the purpose of effectuating the requirements of this Section 7.3.

(c) Promptly, but in no event later than five (5) days after the consummation of the sale of the Membership Units of the Dragging Members and the Drag-Along Members pursuant to this Section 7.3, the Manager shall remit to the Drag-Along Members the applicable sales price for their Membership Units sold pursuant hereto (net of all costs and expenses incurred in connection with the sale).

Right of First Refusal.

(d) Except in connection with a proposed transfer under Section 7.3 or 7.5 hereof, in the event that any Member (a "Selling Member") receives a bona fide offer (an "Offer") from any Person, including another Member, to acquire all or any portion of the Selling Member's Membership Units (the "Offered Units"), which Offer the Selling Member is willing to accept, the Selling Member may not sell, transfer, exchange or assign the Offered Units without first giving the Class A Members a right of first refusal to acquire the Offered Units in accordance with the provisions of this Section 7.4. Each Class A Member may assign its right of first refusal for all or any portion of the Offered Units to any third party (the "Designee"). Upon receipt of an Offer, the Selling Member shall deliver a copy of the Offer (which Offer must set forth the consideration to be paid by the third party purchaser and the other terms and conditions of such transaction) to each Class A Member and/or its Designee.

(e) Within thirty (30) days following receipt of the Offer, each Class A Member shall have the right to purchase its pro rata share of the Offered Units and, in the case of the Designee, such portion of the Offered Units purchaseable by the assigning Class A Member, on the same terms and conditions as set forth in the Offer by delivering written acceptance to the Selling Member. Upon exercise of the right to purchase by a Designee who is not a Member, such Designee shall, at the time of purchase, execute and deliver to the Company a joinder agreement, substantially in the form of Exhibit A or Exhibit B, as applicable, attached hereto.

(f) In the event any Class A Member and/or its Designee does not exercise its right to acquire their pro rata share of the Offered Units, then those Class A Members that exercised their right shall have the second right to acquire their pro rata share of any remaining Offered Units. This process shall continue expeditiously so long as any Class A Member desires to purchase any remaining Offered Units until all Offered Units are acquired or until the Class A Members elect not to purchase any further Offered Units. In the event that any Offered Units remain (i.e. not acquired by a Class A Member) after the operation of the foregoing process, the Selling Member shall be free to sell the remaining Offered Units to the third party purchaser set forth in the Offer upon the terms and conditions set forth in the Offer within the time period set forth in the Offer. In the event the transaction is not completed within thirty (30) days and on the same terms and conditions as set forth in the Offer, each Class A Member shall again have a right of first refusal to acquire or assign such Membership Units in accordance with the provisions of this Section 7.4.

(g) Notwithstanding the foregoing, the obligations of a Selling Member in this Section 7.4 shall not apply to any Offer or sale by a Class A Member.

Repurchase Rights.

(h) Upon (i) the death of any Member or Control Person of a Member or (ii) the termination of employment or consultancy with the Company or with the Manager of any Class B Member (each such event, a "Repurchase Event"), the Company, in addition to any other rights it may have under the original grant agreement or instrument, shall have the right, but not the obligation, to purchase all or any portion of the Class B Units held by such Class B Member, his estate or any trustee, receiver, conservator or other Permitted Transferee of such Member's Class B Units, as applicable, in each case, as has not executed a joinder agreement, substantially in the form attached as Exhibit A to this Agreement, and been duly admitted as a Member by the Manager (any of the foregoing Persons being referred to herein as an "Offering Member"); provided, however, that the foregoing purchase right may be waived by the Manager in its sole discretion on behalf of the Company as to any individual Class B Member. If the Company determines to exercise the foregoing purchase right, it shall provide written notice to the Offering Member of the Company's election to purchase such Interest, which notice may be delivered at any time within ninety (90) days following the applicable Repurchase Event. If the Company determines to purchase such Class B Units in accordance with this Section 7.5(a), then the Offering Member shall be obligated to sell such Interest in accordance with Section 7.5(b) below.

(i) Closing.

(i) Closing Date. The closing (the "Closing") of the purchase of any Class B Units purchased pursuant to Section 7.5(a) hereof shall take place not later than thirty (30) days after the Company's election to purchase such Class B Units and shall be held at the principal office of the Company unless otherwise mutually agreed.

(ii) Purchase Price. The purchase price (the "Purchase Price") for any Class B Units purchased pursuant to Section 7.5(a) shall be the fair market value of such Class B Units as of the date of the applicable Repurchase Event, as determined by the Manager in good faith. The determination by such firm shall be final and binding on all parties. The Company shall bear the costs of any such valuation. If the Company and the applicable Offering Member are unable to agree on an independent appraiser, upon the request of either the Company or the applicable Offering Member, the Company and such Offering Member may each select an appraiser having not less than ten (10) years of relevant experience and thereafter the two selected appraisers shall jointly select an independent appraiser meeting the criteria set forth in this Section 7.5(b)(ii) to make such determination.

(iii) Payment of Purchase Price. In full redemption of the Class B Units to be purchased pursuant to Section 7.5(a), the Company shall pay the Purchase Price, at the Company's election either (i) 100% at the Closing by certified or bank cashier's check in cash or (ii) as follows:(x) at least twenty percent (20%) of the Purchase Price by certified or bank cashier's check at the Closing and (y) the balance of the Purchase Price by the issuance of a promissory note to the applicable Offering Member in an amount equal to the remainder of the Purchase Price, which note shall have a term of three (3) years, bear interest at the rate per annum equal to 1% plus the "Prime Rate" as reported on the date of the Closing in The Wall Street Journal and be payable in equal quarterly installments. The

Company's obligation to make the quarterly installments shall be evidenced by a promissory note prepared by the Company's counsel, which shall be in form and substance reasonably satisfactory to the parties.

(iv) No Rights as Member. The Offering Member shall have no rights or obligations as a Member of the Company from and after the Closing, other than with respect to payment for the purchased Units. Further, the Capital Account with respect to the Units of the Offering Member shall not be allocated Net Profits or Net Losses following a Repurchase Event until such Units is transferred to a Member duly admitted by the Manager.

(v) Other Documents. Each Offering Member agrees to execute such documents as may be reasonably requested by the Company (or its counsel) in order to carry out the intent of the provisions of this Section 7.5.

Article VIII.
DISSOLUTION AND TERMINATION

Dissolution. The Company shall be dissolved upon the occurrence of any of the following events:

(a) the determination of the a Majority-in-Interest of the Class A Members;

(b) the entry of a decree of judicial dissolution under the Act; or

(c) upon the sale of all or substantially all of the assets of the Company.

Notwithstanding anything contained herein to the contrary, the bankruptcy, death, dissolution, expulsion, incapacity or withdrawal of a Member shall not result in the dissolution of the Company.

Distribution of Assets Upon Dissolution. In settling accounts after dissolution, the liabilities of the Company shall be entitled to payment in the following order:

(d) first, to the payment of the expenses of liquidation;

(e) then, to the setting up of any reserves which the Manager deems necessary or desirable for any contingent or unforeseen liabilities or obligations of the Company; and

(f) thereafter, to the Members in accordance with Section 6.3(b).

Winding Up. Except as provided by law, upon dissolution, each Member shall look solely to the assets of the Company for the return of its Capital Contribution. If the Company Property remaining after the payment or discharge of the debts and liabilities of the Company is insufficient to return the Capital Contribution of each Member, such Member shall have no recourse against any other Member. The winding up of the affairs of the Company and the distribution of its assets shall be conducted exclusively by the Manager, who is hereby authorized to take all actions necessary to accomplish such distribution including, without limitation, selling any Company assets the Manager deems necessary or appropriate to sell.

Articles of Dissolution. When all debts, liabilities and obligations have been paid and discharged or adequate provisions have been made therefor and all of the remaining property and assets have been distributed to the Members, and the winding up of the affairs of the Company is complete, the Company shall file Articles of Dissolution with the Secretary of State of the State of New York.

Article IX.
FINANCIAL STATEMENTS, BOOK RECORDS, TAX RETURNS, ETC.

Books of Account.

(a) The Manager, at the expense of the Company, shall maintain, at the principal office of the Company, complete books of account, in which there shall be entered, fully and accurately, every transaction of the Company and shall include the following:

(i) A current list of the full name and last known business address of each Member and the Manager;

(ii) A copy of the Articles and this Agreement and all amendments thereto;

(iii) Copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent years; and

(iv) Copies of any financial statements of the Company for the three (3) most recent years.

(b) Any Member (other than a Class CF Member) shall have the right, from time to time (but not more than annually), at its own expense, to cause its accountants and representatives to inspect and copy the records referred to in paragraphs (i) through (iv) above, as well as such other information regarding the affairs of the Company as, in the reasonable determination of the Manager, is just and reasonable. The Company, upon not less than five (5) business days' written notice, shall make such records available for such inspection at reasonable hours during business days. Any Member exercising its right of inspection shall reimburse the Company for its reasonable costs and expenses, if any, incurred in connection therewith.

(c) The fiscal year of the Company shall be the calendar year. The books of account of the Company shall be kept on a tax accounting basis applied in a consistent manner. All determinations by the Manager with respect to the treatment of any item or its allocation for federal, state, or local tax purposes, or with respect to making or not making any elections for tax purposes, shall be binding upon all of the Members.

Financial Statements and Reports. The Manager shall at the expense of the Company cause to be prepared and furnished to the Members (other than a Class CF Member, within ninety (90) days after the end of each fiscal year, unaudited financial statements of the Company, including a balance sheet, statement of operations, and a statement of cash flow for the fiscal year then-ended.

Class CF Member Information Rights. Any Class CF Member shall have the right, from time to time (but not more than annually) and as otherwise required by the Act, at its own expense, to inspect and copy the records referred to in Section 9.1(a)(i) through 9.1(a)(iv) above, as well as such other information regarding the affairs of the Company as, in the reasonable determination of the Manager, is just and reasonable. The Company, upon not less than twenty (20) business days' written notice, shall make such records available for such inspection at reasonable hours during business days. Any Member exercising its right of inspection shall reimburse the Company for its reasonable costs and expenses, if any, incurred in connection therewith.

Tax Returns. The Manager shall, at the expense of the Company, cause the preparation and timely filing of all tax returns required to be filed by the Company pursuant to the Code and any relevant state and local law. Copies of such returns, or pertinent information therefrom, including the applicable Schedule K-1, shall be furnished to each Member within a reasonable period of time after the end of the Company's taxable year at the expense of the Company. Upon the written request of a Class A Member or a Class B Member and at such Member's expense, the Company shall provide to such Member a complete copy of the Company's federal income tax return for the immediately preceding taxable year.

Election under Section 754 of the Code and Other Elections. In the event of any transaction described in Section 743(b) of the Code and permitted by the provisions of this Agreement, the Company may, in the sole discretion of the Manager, and upon the timely written request of the person succeeding to an Interest in such transaction, make the election provided for in Section 754 of the Code or a similar provision enacted in lieu thereof, to adjust the basis of the Company Property. The Member requesting said election shall pay all costs and expenses incurred by the Company in connection therewith. The Company may also make any other election that the Manager may deem appropriate and in the best interests of the Members.

9.5 Tax Matters Member; Partnership Representative.

(d) GNV, or any successor appointed pursuant to Section 5.1(a) of this Agreement, shall act as (a) the "tax matters partner" of the Company, as provided in Section 6231 of the Code (as in effect prior to the repeal of such section and other related sections pursuant to the Bipartisan Budget Act of 2015 (the "Existing Code")) and the Treasury Regulations thereunder (the "Tax Matters Member") and (b) the "partnership representative" of the Company (the "Membership Representative") for purposes of Section 6223 of the Code (as in effect following the effective date of its amendment by Section 1101 of the Bipartisan Budget Act of 2015 (the "Amended Code")"), in each case, to manage administrative tax proceedings conducted at the Company level by the IRS with respect to Company matters. Each Member hereby approves of such designation, agrees and acknowledges that GNV may engage such professional advisors as it may deem appropriate in carrying out its duties as Tax Matters Member and the Membership Representative, and agrees to execute such documents as may reasonably be necessary or appropriate to evidence such approval. GNV shall (i) keep the Members reasonably informed of all material administrative and judicial proceedings relating to the Company and (ii) consult with the Members in good faith prior to the settlement of any such proceeding. If requested by any Member, the Membership Representative shall make the election described in Amended Code Section 6226(a)(1); provided such election does not have a material disproportionate effect on any Member. Subject to the foregoing, GNV shall have the power and perform the obligations required of a tax matters partner and a partnership representative to the extent and in the manner provided by applicable Code sections and Treasury Regulations. Without limiting the foregoing, GNV shall have the right to defend against any proposed adjustment by all appropriate proceedings, and consistent with Existing Code Sections 6221 through 6233, each Member shall allow any proposed adjustment with respect to any "partnership item" (as defined in Existing Code Section 6231(a)(3)) to be handled by the Tax Matters Member; provided, however, that any settlement, adjustment or compromise with respect to any Member, which does not affect all Members proportionately, shall require the written consent of all of the Members.

(e) The Company shall reimburse the Tax Matters Member and the Membership Representative for all reasonable out-of-pocket expenses incurred by the Tax Matters Member and the Membership Representative, as applicable, including reasonable fees of any professionals or attorneys, in carrying out its duties as Tax Matters Member and the Membership Representative, as applicable.

(f) The provisions of this Section 9.5 shall survive the termination of any Member's interest in the Company, the termination of this Agreement and the termination of the Company and shall remain binding on each Member for the period of time necessary to resolve with the IRS all federal income tax matters relating to the Company.

Article X.
MISCELLANEOUS

Notices. Any notice, demand, election or other communication (hereinafter called a "notice") that, under the terms of this Agreement or under any statute, must be or may be given by the parties hereto shall be in writing and shall be given by mailing the same by certified or registered mail, return receipt requested, postage-prepaid, addressed or by reputable overnight courier to such parties' address as set forth on Schedule A hereto and with respect to any notice above, with a copy to:

Pryor Cashman, LLP
7 Times Square
New York, New York 10036
Attention: Edward C. Normandin, Esq.
Email: enormandin@pryorcashman.com

All copies of notices to be sent to any party hereunder shall be sent in the same manner as required for notices. Either party may designate, by notice in writing to the other, a new or other address to which notices shall thereafter be given. Any notice given hereunder (other than a notice of a new address or additional address for notice purposes) shall be deemed given when received as hereinabove provided. Any notice of a new or additional address for notice purposes shall be deemed given on the date upon which the same is received by the addressee thereof.

Complete Agreement. This Agreement fully sets forth all of the agreements and understandings of the parties with respect to the Company and supersedes any prior agreements of the parties. There are no representations, agreements, arrangements or understandings, oral or written, among the parties relating to the subject matter of this Agreement which are not expressly set forth herein.

Amendments. Except as otherwise provided herein, amendments or modifications shall be made to this Agreement upon the written consent of, or a resolution adopted by, the Class A Members. Without limiting the foregoing, the Manager may, without the consent of any other Members, amend any provision of this Agreement and execute, swear to, acknowledge, deliver, file and record whatever documents may be required in connection therewith to reflect:

(a) a change in the location of the principal place of business of the Company, or a change in the registered office or the registered agent of the Company;

(b) the admission of a new Member or Substitute Member into the Company or termination of any Member's Interest in the Company in accordance with this Agreement;

(c) a change that is (i) of an inconsequential nature and does not adversely affect any Member in any material respect; (ii) necessary or desirable to satisfy any requirements, conditions or guidelines contained in any opinion, directive, order, ruling or regulation of any federal or state agency or contained in any federal or state statute applicable to the Company and the compliance with which the Manager deems to be in the best interest of the Company and the Members; or (iii) necessary or desirable so that the method of tax allocations will comply with applicable provisions of the Code, the Treasury Regulations or rulings of the IRS; or

(d) a change in Schedule A or the books and records of the Company to reflect any change in the Percentage Interests, Membership Units or Capital Contributions that occurs in accordance with the terms of this Agreement.

Severability. This Agreement is intended to be performed in accordance with, and only to the extent permitted by, the applicable laws, ordinances, rules and regulations of the jurisdictions in which the Company engages in business. If any provision of this Agreement, or the application thereof to any person or circumstance, shall, for any reason and to any extent, be held to be invalid or unenforceable, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected, but rather shall be enforced to the full extent permitted by law.

Ratification. Each person who becomes a Member in the Company after the execution and delivery of this Agreement shall, by becoming a Member, be deemed thereby to ratify and agree to all prior actions taken by the Company and the Manager.

Binding upon Successors. This Agreement shall be binding upon the parties hereto and their respective heirs, executors, administrators, successors and assigns, and shall inure to the benefit of the parties hereto and their respective heirs, executors, administrators, successors and permitted assigns. This Agreement shall become effective upon its execution and delivery by the Members.

Rights of Third Parties. None of the provisions of this Agreement shall be construed as having been made for the benefit of any creditor of either the Company or any of the Members, nor shall any of such provisions be enforceable (except as otherwise required by law) by any person not a party hereto.

Governing Law. Irrespective of the place of execution or performance, the validity and construction of this Agreement shall be governed by the laws of the State of New York. Any disputes arising out of this Agreement shall be adjudicated in a federal or state court of competent jurisdiction sitting in the County of Westchester in the State of New York.

Captions. The captions, headings and titles contained in this Agreement are solely for convenience of reference and shall not affect the interpretation of this Agreement or of any provision hereof.

Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall together constitute one instrument.

Representations, Warranties and Covenants of the Members. Each Member represents and warrants as of the date hereof to each of the other Members and the Company as follows:

(e) Such Member has the legal capacity and all right, power and authority to enter into this Agreement and will at all times have the full power and authority to perform its obligations under this Agreement; and

(f) This Agreement has been duly authorized, executed and delivered by such Member, and this Agreement constitutes such Member's valid and binding obligation, enforceable in accordance with its terms, except as enforcement may be limited by bankruptcy, insolvency, moratorium or other laws affecting creditors' rights generally, or equitable principles, whether applied in a proceeding in equity or law.

Tense and Gender of Words. All terms and words used in this Agreement, regardless of the tense or gender in which they are used, shall be deemed to include each other tense and gender unless the context requires otherwise.

Separate Legal Counsel. Each Member acknowledges that he, she, or it has been advised to obtain separate legal counsel to review this Agreement and advise him, her or it regarding the consequences and legal effect of the same. Pryor Cashman LLP has prepared this Agreement as counsel for the Company and is not acting as counsel for any Member.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have executed and acknowledged this Agreement as of the date first above written.

COMPANY:

GROVE BIOMEDICAL LLC
By: Grove North Ventures, LLC, its Manager

By: ______________________________
Name: Joseph Rosenberg
Title: Managing Member

MEMBERS:

GROVE NORTH VENTURES, LLC

By: ______________________________
Name: Joseph Rosenberg
Title: Managing Member

EXHIBIT A

JOINDER TO
SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF GROVE BIOMEDICAL LLC FOR CLASS B UNITS

THIS JOINDER (this "Joinder"), dated as of ____________ _____, 20__, to that certain Second Amended and Restated Limited Liability Company Operating Agreement of Grove Biomedical LLC, a New York limited liability company (the "Company"), dated as of December __, 2020 (as the same may be amended or supplemented from time to time, the "Operating Agreement"), is made by and between the Company and ________________________ ("New Member"). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Operating Agreement.

WHEREAS, pursuant to a [Grant Agreement] dated as of ____________ __, 20__ and subject to New Member's execution of this Joinder, New Member has acquired certain Class B Units of the Company (the "Membership Interest"); and

WHEREAS, as a condition to the issuance of the Membership Interest, New Member is required to become a party to the Operating Agreement, and New Member agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Agreement to be Bound. New Member hereby agrees that upon execution and delivery of this Joinder by New Member and the Company, New Member shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement as though an original party thereto and shall be admitted as a Class B Member for all purposes thereof on the date hereof.

2. Successors and Assigns. This Joinder shall bind and inure to the benefit of, and be enforceable by, the Company and New Member and their respective successors and assigns.

3. Counterparts. This Joinder may be executed in any number of counterparts (including by electronic copy), each of which shall be an original and all of which together shall constitute one and the same agreement.

4. Governing Law. The Operating Agreement, including this Joinder, shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Joinder as of the date first above written.

GROVE BIOMEDICAL LLC
By: Grove North Ventures, LLC, its Manager

By: ________________________
Name: Joseph Rosenberg
Title: Managing Member

NEW MEMBER:

For individuals only:

____
(*sign name above*)

____
(*print name above*)

For entities only:

____
(*print entity name above*)

By: ________________________________
(*sign name of officer above*)

Name: ______________________________
Title: ______________________________
(*print name and title of officer above*)

For entities and individuals:

Address: ____________________________
____
Email Address: ______________________

A copy of all notices to the above-named New Member shall be sent to:

Name: ______________________________
Address: ____________________________
____
Email Address: ______________________

EXHIBIT B

JOINDER TO
SECOND AMENDED AND RESTATED LIMITED LIABILITY COMPANY OPERATING AGREEMENT OF
GROVE BIOMEDICAL LLC
FOR CLASS CF UNITS

THIS JOINDER (this "Joinder"), dated as of ____________ _____, 20__, to that certain Second Amended and Restated Limited Liability Company Operating Agreement of Grove Biomedical LLC, a New York limited liability company (the "Company"), dated as of December __, 2020 (as the same may be amended or supplemented from time to time, the "Operating Agreement"), is made by and between the Company and _______________________ ("New Member"). Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Operating Agreement.

WHEREAS, pursuant to a Subscription Agreement dated as of ____________ __, 20__ and subject to New Member's execution of this Joinder, New Member has acquired certain Class CF Units of the Company (the "Membership Interest"); and

WHEREAS, as a condition to the issuance of the Membership Interest, New Member is required to become a party to the Operating Agreement, and New Member agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

1. Agreement to be Bound. New Member hereby agrees that upon execution and delivery of this Joinder by New Member and the Company, New Member shall become a party to the Operating Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Operating Agreement as though an original party thereto and shall be admitted as a Class CF Member for all purposes thereof on the date hereof.

2. Successors and Assigns. This Joinder shall bind and inure to the benefit of, and be enforceable by, the Company and New Member and their respective successors and assigns.

3. Counterparts. This Joinder may be executed in any number of counterparts (including by electronic copy), each of which shall be an original and all of which together shall constitute one and the same agreement.

4. Governing Law. The Operating Agreement, including this Joinder, shall be governed by and construed in accordance with the laws of the State of New York.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Joinder as of the date first above written.

GROVE BIOMEDICAL LLC
By: Grove North Ventures, LLC, its Manager

By: ________________________
Name: Joseph Rosenberg
Title: Managing Member

NEW MEMBER:

For individuals only:

____
(*sign name above*)

____
(*print name above*)

For entities only:

____
(*print entity name above*)

By: __________________________________
(*sign name of officer above*)

Name: ________________________________
Title: ________________________________
(*print name and title of officer above*)

For entities and individuals:

Address: _____________________________
____
Email Address: _______________________

A copy of all notices to the above-named New Member shall be sent to:

Name: _______________________________
Address: _____________________________
______________________________________ Email Address:
____

SCHEDULE A
MEMBERS' INTERESTS IN THE COMPANY

Capitalization of Grove Biomedical LLC		
Member	Ownership	Units
Class A: Grove North Ventures (wholly owned and managed by Joseph and Kimberlee Rosenberg)	80.64%	905,816
Class B non-voting	14.20%	159,487
Class CF non-voting	5.16%	58,016
Total	**100.00%**	**1,123,319**